SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 5, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM Participações S.A., TIM Participações S.A. and Subsidiary

QUARTERLY INFORMATION
as at September 30, 2019

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and
TIM PARTICIPAÇÕES S.A. e SUBSIDIARY

QUARTERLY INFORMATION

September 30, 2019 and December 31, 2018

Contents

INDEPENDENT AUDITOR'S REVIEW REPORT ON QUARTERLY INFORMATION

The Shareholders, Board of Directors and Officers
TIM Participações S.A.
Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim Participações S.A. ("Company") for the quarter ended September 30, 2019, comprising the balance sheet as of September 30, 2019 and the statements of income and comprehensive income for the three and nine-month periods then ended, and the statements of changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

INDEPENDENT AUDITOR'S REVIEW REPORT ON QUARTERLY INFORMATION

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 "Statement of Added Value". Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Audit and review of prior year/period corresponding figures

The amounts corresponding to the individual and consolidated balance sheet as at December 31, 2018, and the individual and consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2018, changes in the statements of changes in shareholders' equity, cash flows and value added, for the nine-month period then ended, and presented for comparative purposes, were previously audited and reviewed, respectively, by other independent auditors who issued an audit report on February 19, 2019 and a review report on the interim accounting information on November 06, 2018, both unqualified.

Rio de Janeiro, November 05, 2019.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Fernando Alberto S. Magalhães
Accountant CRC-1SP133169/O-0

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
September 30, 2019 and December 31, 2018
(In thousands of *Reais*)

		Parent Company		Consolidated	
	Notes	09/2019	12/2018	09/2019	12/2018
Assets		22,623,710	20,275,453	38,910,409	31,957,889
Current assets		854,686	457,534	6,707,360	5,998,126
Cash and cash equivalents	4	49	167	875,857	1,075,530
Marketable securities	5	3,634	13,378	781,897	784,841
Trade accounts receivable	6	329	444	3,197,728	2,838,808
Inventory	7	-	-	211,034	183,059
Dividends and interest on shareholders' equity receivable		739,250	362,436	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	385,598	280,254
Direct taxes, charges and contributions recoverable	9	80,537	45,278	605,848	347,505
Prepaid expenses	11	2,645	2,460	429,208	272,060
Derivative financial instruments	36	-	-	29,873	50,769
Financial leases	16	-	-	4,789	22,491
Regulatory credits recoverable	17	-	-	41,381	41,612
Other current assets		28,242	33,371	144,147	101,197
Non-current assets		21,769,024	19,817,919	32,203,049	25,959,763
Long-term receivables		74,755	133,848	5,675,635	4,074,137
Marketable securities	5	-	-	3,302	5,229
Trade accounts receivable	6	-	-	111,216	130,308
Indirect taxes, charges and contributions recoverable	8	-	-	813,729	912,511
Direct taxes, charges and contributions recoverable	9	-	-	3,262,647	558,016
Deferred income and social contribution taxes	10	-	-	-	801,971
Judicial deposits	12	73,418	131,270	1,171,919	1,345,113
Prepaid expenses	11	1,337	2,578	68,017	74,381
Derivative financial instruments	36	-	-	42,088	30,639
Financial leases	16	-	-	152,722	185,558
Other non-current assets		-	-	49,995	30,411
Investment	13	21,536,713	19,526,515	-	-
Property, plant and equipment	14	-	-	16,684,072	11,203,622
Intangible assets	15	157,556	157,556	9,843,342	10,682,004

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

BALANCE SHEETS

September 30, 2019 and December 31, 2018

(In thousands of *Reais*)

		Parent Company		Consolidated	
	Note	**09/2019**	**12/2018**	**09/2019**	**12/2018**
Total liabilities and shareholders' equity		22,623,710	20,275,453	38,910,409	31,957,889
Total liabilities		861,052	480,616	17,147,751	12,163,052
Current liabilities		787,323	441,024	7,271,815	7,075,379
Suppliers	18	2,787	11,770	2,923,128	4,323,374
Borrowing and financing	20	-	-	1,464,848	698,728
Financial leases	16	-	-	840,242	205,048
Derivative financial instruments	36	-	-	2,185	2,373
Payroll and related charges		970	2,344	240,656	211,685
Indirect taxes, charges and contributions payable	21	500	447	429,172	451,169
Direct taxes, charges and contributions payable	22	96,132	47,285	308,760	332,333
Dividends and interest on shareholders' equity payable	25	674,816	370,105	674,816	370,105
Authorizations payable	19	-	-	87,348	65,464
Deferred revenues	23	-	-	290,830	406,867
Other current liabilities		12,118	9,073	9,830	8,233
Non-current liabilities		73,729	39,592	9,875,936	5,087,673
Borrowing and financing	20	-	-	768,943	964,289
Derivative financial instruments	36	--	-	-	9,245
Financial leases	16	-	-	6,659,967	1,735,026
Indirect taxes, charges and contributions payable	21	-	-	2,949	2,772
Direct taxes, charges and contributions payable	22	-	-	212,429	209,880
Deferred income and social contribution taxes	10			17,848	-
Provision for legal and administrative proceedings	24	43,977	9,837	1,066,066	849,408
Pension plan and other post-employment benefits		-	-	2,850	2,850
Authorizations payable	19	-	-	226,865	348,336
Deferred revenues	23	-	-	845,940	906,600
Other non-current liabilities		29,752	29,755	72,079	59,267
Shareholders' equity	25	21,762,658	19,794,837	21,762,658	19,794,837
Capital Stock		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		411,913	412,091	411,913	412,091
Profit reserves		9,532,474	9,524,124	9,532,474	9,524,124
Accumulated other comprehensive income		847	847	847	847
Treasury shares		(4,998)	(8,523)	(4,998)	(8,523)
Income for the period		1,956,124	-	1,956,124	-

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended September 30, 2019 and 2018

(In thousands of *Reais*, except as otherwise stated)

		Parent Company			
	Notes	**Q3/19**	**09/2019**	**Q3/18**	**09/2018**
Net revenue	27	-	-	-	-
Costs of services provided and goods sold	28	-	-	-	-
Gross income		-	-	-	-
Operating income (expenses):					
Selling expenses	28	-	-	-	-
General and administrative expenses	28	(3,438)	(19,984)	(11,092)	(24,611)
Income from equity accounting	13	663,291	2,912,917	1,376,674	1,995,281
Other income (expenses), net	29	(7,087)	(53,590)	(186)	(849)
		652,766	2,839,343	1,365,396	1,969,821
Operating income		652,766	2,839,343	1,365,396	1,969,821
Financial income (expenses):					
Financial income	30	39	(536)	489	1,353
Financial expenses	31	(91,124)	(138,238)	(29,389)	(55,010)
		(91,085)	(138,774)	(28,900)	(53,657)
Income before income and social contribution taxes		561,681	2,700,569	1,336,496	1,916,164
Income and social contribution taxes	32	-	3,246	(3,246)	(3,246)
Net income for the year		561,681	2,703,815	1,333,250	1,912,918
Earnings per share attributed to the Company's shareholders (in R$ per share)					
Basic earnings per share	33	0.23	1.12	0.55	0.79
Diluted earnings per share	33	0.23	1.12	0.55	0.79

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended September 30, 2019 and 2018

(In thousands of *Reais*, unless otherwise indicated)

		Consolidated			
	Notes	**Q3/19**	**09/2019**	**Q3/18**	**09/2018**
Net revenue	27	4,337,063	12,790,630	4,241,589	12,524,007
Cost of services provided and goods sold	28	(1,953,020)	(5,769,535)	(1,907,032)	(5,735,613)
Gross income		2,384,043	7,021,095	2,334,557	6,788,394
Operating income (expenses):					
Selling expenses	28	(1,248,643)	(3,775,995)	(1,269,825)	(3,710,797)
General and administrative expenses	28	(423,887)	(1,303,979)	(405,139)	(1,159,056)
Other income (expenses), net	29	(53,732)	1,323,099	(83,056)	(305,392)
		(1,726,262)	(3,756,875)	(1,758,020)	(5,175,245)
Operating income		657,781	3,264,220	576,537	1,613,149
Financial income (expenses):					
Financial income	30	143,767	1,460,737	81,530	308,184
Financial expenses	31	(410,798)	(1,203,789)	(209,201)	(787,573)
		(267,031)	256,948	(127,671)	(479,389)
Income before income and social contribution taxes		390,750	3,521,168	448,866	1,133,760
Income and social contribution taxes	32	170,931	(817,353)	884,384	779,158
Net income for the period		561,681	2,703,815	1,333,250	1,912,918
Earnings per share attributable to the Company's shareholders (in R$ per share)					
Basic earnings per share	33	1.12	0.23	0.55	0.79
Diluted earnings per share	33	1.12	0.23	0.55	0.79

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

COMPREHENSIVE INCOME STATEMENT

Periods ended September 30, 2019 and 2018

(In thousands of Reais)

	Q2/19	09/2019	Q2/18	09/2018
Net income for the period	561,681	2,703,815	1,333,250	1,912,918
Other components of comprehensive income				
Item not to be reclassified to income:				
Pension plan and other post-employment benefits	-	-	-	(588)
Total comprehensive income for the period	561,681	2,703,815	1,333,250	1,912,330

Items in the comprehensive income statement are stated net of taxes.

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal years ended September 30

(In thousands of *Reais*)

			Profit reserves						
	Capital Stock	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at January 1, 2019	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837
Impact of initial adoption of new accounting pronouncements (note 2.f)	-	-	-	-	-	-	-	-	-
Balances as at January 1st, 2019, adjusted	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837
Total comprehensive income for the year									
Net income for the year								2,703,815	2,703,815
Remeasurement of post-employment benefit obligation (Note 13)	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	-	-	2,703,815	2,703,815
Total contributions from shareholders and distributions to shareholders									
Stock options (Note 25.b)	-	(178)	-	-		-	-	-	(178)
Purchases of treasury shares, net of disposals	-	-	-	-		3,525	-	-	3,525
Interest on equity (note 25)	-	-	-	-		-		(747,691)	(747,691)
Unclaimed dividends (note 25)	-	-	-	8,350		-	-	-	8,350
Total contributions from shareholders and distributions to shareholders	-	(178)	-	8,350	-	3,525	-	(747,691)	(735,994)
Balances as at September 30, 2019	9,866,298	411,913	838,692	7,275,924	1,417,858	(4,998)	847	1,956,124	21,762,658

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal years ended September 30

(In thousands of *Reais*)

			Profit reserves						
	Capital Stock	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Adjustments from equity evaluation	Retained earnings	Total
Balances as at January 1st, 2018	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	-	18,151,184
Impact of initial adoption of new accounting pronouncements (Note 2.f)	-	-	-	(62,119)	-	-	-	-	(62,119)
Balances as at January 1st, 2018, adjusted	9,866,298	416,162	718,759	5,831,941	1,271,403	(16,487)	989	-	18,089,065
Total comprehensive income for the year									
Net income for the year								1,912,918	1,912,918
Remeasurement of post-employment benefit obligation (Note 13)	-	-	-	-	-	-	(588)	-	(588)
Total comprehensive income for the year	-	-	-	-	-	-	(588)	1,912,918	1,912,330
Total contributions from shareholders and distributions to shareholders									
Stock options (Note 25.b)	-	(3,226)	-	-		-	-	-	(3,226)
Purchases of treasury shares, net of disposals	-	-	-	-		9,919	-	-	9,919
Appropriation of net profit for the fiscal year									
Legal reserve (note 25)	-	-	-	-		-	-	-	-
Interest on shareholders' equity (Note 25)	-	-	-	-		-		(470,001)	(470,001)
Unclaimed dividends (note 25)	-	-	-	6,913		-	-	-	6,913
Total contributions from shareholders and distributions to shareholders	-	(3,226)	-	6,913	-	9,919	-	(470,001)	(456,395)
Balances as at September 30, 2019	9,866,298	412,936	718,759	5,838,854	1,271,403	(6,568)	401	1,442,917	19,545,000

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CASH FLOWS

Years ended September 30

(In thousands of *Reais*)

	Note	Parent Company		Consolidated	
		09/2019	09/2018	09/2019	09/2018
Operations					
Income before income and social contribution taxes		2,700,569	1,916,163	3,521,168	1,133,760
Adjustments to reconcile income with net cash from operations					
Depreciation and amortization		-	-	4,068,700	2,936,500
Income from equity accounting	13	(2,912,917)	(1,995,281)	-	-
Residual value of property, plant and equipment and intangible assets written off		-	-	23,254	7,974
Interest on provision for decommissioning costs		-	-	286	479
Provision for legal and administrative proceedings	24	53,990	3,650	485,986	322,505
Monetary adjustments to deposits, administrative and legal proceedings		51,889	3,805	227,585	170,673
Interest, monetary and exchange variations of borrowings and other financial adjustments		-	-	(1,026,541)	498,025
Lease interest payable	31	-	-	614,037	199,075
Lease interest receivable	30	-	-	(6,422)	(19,260)
Provision for doubtful debts	28	-	-	561,455	395,511
Stock options	26	(862)	(2,809)	1,418	(1,363)
		(107,331)	(74,472)	8,470,926	5,643,879
Decrease (increase) in operating assets					
Trade accounts receivable		115	-	(867,869)	(711,257)
Taxes and contributions recoverable		100,491	74,589	(1,682,153)	345,130
Inventory		-	-	(27,975)	(27,512)
Prepaid expenses		1,056	1,011	(150,784)	(96,744)
Dividends and interest on shareholders' equity received		392,436	362,698	-	-
Judicial deposits		55,327	(10,070)	175,474	25,956
Other assets		5,129	(4,896)	(57,866)	104,343
Increase (decrease) in operating liabilities					
Payroll and related charges		(1,375)	(3,475)	28,971	(24,871)
Suppliers		(8,983)	(889)	(1,403,232)	(816,768)
Taxes, charges and contributions		23,276	(3,397)	(22,271)	(310,538)
Authorizations payable		-	-	(165,321)	(303,841)
Payments for legal and administrative proceedings	24	(69,214)	(863)	(499,192)	(414,745)
Deferred revenues		-	-	(176,697)	(176,648)
Other liabilities		3,043	(314)	(163,664)	(26,693)
Net cash from operations		**393,970**	**339,922**	**3,458,347**	**3,209,691**
Cash from investment activities					
Marketable securities		9,744	(16,287)	4,872	169,776
Cash from property, plant and equipment sales		-	-	-	-
Additions to property, plant and equipment and intangible assets		-	-	(2,518,878)	(2,459,592)
Receipt of financial leases		-	-	7,968	17,145
Net cash (used in) from investment activities		**9,744**	**(16,287)**	**(2,506,038)**	**(2,272,671)**

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CASH FLOWS
Periods ended September 30
(In thousands of *Reais*)

		Parent Company		Consolidated	
	Note	09/2019	09/2018	09/2019	09/2018
Cash from financing activities					
New borrowing		-	-	1,000,000	166,548
Repayment of borrowing		-	-	(600,017)	(2,867,887)
Payment of financial lease		-	-	(1,170,032)	(193,979)
Derivative financial instruments		-	-	21,901	2,814
Purchases of treasury shares, net of disposals		1,929	8,056	1,929	8,056
Dividends and interest on shareholders' equity paid		(405,761)	(359,980)	(405,763)	(359,981)
Net cash used in financing activities		**(403,832)**	**(351,924)**	**(1,151,982)**	**(3,244,429)**
Increase (decrease) in cash and cash equivalents		**(118)**	**(28,289)**	**(199,673)**	**(2,307,409)**
Cash and cash equivalents at the beginning of the year		**167**	**28,369**	**1,075,530**	**2,960,718**
Cash and cash equivalents at the end of the year		**49**	**80**	**875,857**	**653,309**

The accompanying notes are an integral part of the quarterly information.

	Consolidated	
	09/2019	**09/2018**
Supplementary information on consolidated cash flows		
Interest paid	679,250	344,170
Income tax and social contribution paid	181,050	163,879
Non-cash transactions		
Additions to property, plant and equipment and intangible assets, without cash effects	(6,169,968)	(27,947)
Increase in lease liabilities, without cash effects	6,169,968	27,947

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF VALUE ADDED
Periods ended September 30
(In thousands of Reais)

	Parent Company		Consolidated	
	09/2019	09/2018	09/2019	09/2018
Revenue				
Gross operating revenue	-	-	18,649,817	17,807,266
Other revenues			1,795,000	-
Losses from doubtful debts	-	-	(561,455)	(395,511)
Discounts granted, refunds and other	-	-	(2,115,726)	(1,435,768)
	-	-	17,767,636	15,975,987
Inputs purchased from third parties				
Costs of services provided and goods sold	-	-	(1,914,552)	(2,925,835)
Materials, energy, third-party services and other	(56,519)	(4,070)	(2,620,561)	(2,539,221)
	(56,519)	(4,070)	(4,535,113)	(5,465,056)
Withholding				
Depreciation and amortization	-	-	(4,068,700)	(2,936,500)
Net value added produced	(56,519)	(4,070)	9,163,823	7,574,431
Value added received by transfer				
Equity income	2,912,917	1,995,281	-	-
Financial income	(536)	1,353	1,460,737	308,184
	2,912,381	1,996,634	1,460,737	308,184
Total value added for distribution	2,855,862	1,992,564	10,624,560	7,882,615
Distribution of value added				
Personnel and charges				
Direct compensation	4,313	19,386	388,898	375,421
Benefits	605	996	130,482	136,122
FGTS (unemployment fund)	141	184	42,267	40,896
Other	10,615	(361)	108,221	43,501
	15,674	20,205	669,868	595,940
Taxes, fees and contributions				
Federal	(1,903)	4,485	2,478,525	935,840
State	60	-	2,898,928	2,991,676
Municipal	-	-	82,349	78,915
	(1,843)	4,485	5,459,802	4,006,431
Remuneration of third-party capital				
Interest	138,204	54,942	1,202,537	786,482
Rents	12	14	585,537	578,441
	138,216	54,956	1,788,074	1,364,923
Other				
Social investment	-	-	3,001	2,403
	-	-	3,001	2,403
Remuneration of shareholders' equity				
Dividends and interest on shareholders' equity	747,691	470,001	747,691	470,001
Retained earnings	1,956,124	1,442,917	1,956,124	1,442,917
	2,703,815	1,912,918	2,703,815	1,912,918

The accompanying notes are an integral part of the quarterly information.

2019 THIRD QUARTER RESULTS

HIGHLIGHTS

Migrating from Volume to Value: a new customer base profile

- **Postpaid customer base reached 39% of the total base,** up by 8,2% YoY;
- **TIM Live's UBB customer base grew 19.6% YoY,** totaling 537k connections;
- **Mobile ARPU maintained a solid advance of 5.6% YoY,** reaching R$ 23.9;
- **TIM Live ARPU posted robust growth of 8.6%,** reaching R$ 81.8.

Customer Experience Evolution with a Solid Infrastructure Development

- **Leader in 4G coverage spanning 3,355 cities;**
- **Expanding the efficiency in the use of spectrum** with the refarming of 1.8 GHz and 2.1 GHz;
- **VoLTE technology available in 3,253 cities,** improving voice user experience;
- **Acceleration of FTTH to 1.9 million homes covered by fiber optic** in 20 cities as of September.

Revenue Acceleration is Gradual and Consistent, which combined with Costs Under Control contributed for Solid EBITDA Growth

- **Services Revenues rose 3.0% YoY** with Mobile seeing a 2.8% increase and Fixed up 7.3%;
- **TIM Live Revenues rose 31.5% YoY,** maintaining a fast growth;
- **Normalized Costs and Expenses* down by 0.6% YoY,** demonstrating an efficient approach at TIM;
- **Normalized EBITDA* maintained its solid evolution at 6.8% YoY;**
- **Normalized EBITDA Margin* reached 39,6%,** maintaining the YoY pace of expansion (+1,7 p.p.);
- **Normalized Net Income expanded 61% YoY,** totaling R$ 619 million;
- **Shareholders remuneration: announcement of the first two tranches summing R$ 747.7 million in IOE.** Total amount estimated in ~R$ 1 billion for 2019.

	DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
Operational	Mobile Customer Base ('000)	54,527	56,241	-3.0%	54,972	-0.8%	54,527	56,241	-3.0%
	Prepaid	33,281	36,604	-9.1%	33,644	-1.1%	33,281	36,604	-9.1%
	Postpaid	21,246	19,637	8.2%	21,327	-0.4%	21,246	19,637	8.2%
	4G Users Base ('000)	37,247	33,112	12.5%	36,333	2.5%	37,247	33,112	12.5%
	TIM Live Customer Base ('000)	537	449	19.6%	507	5.9%	537	449	19.6%
Financial (R$ million)	Net Revenues	4,337	4,242	2.3%	4,263	1.7%	12,791	12,524	2.1%
	Services Revenues	4,152	4,031	3.0%	4,063	2.2%	12,240	11,985	2.1%
	Mobile Service	3,918	3,813	2.8%	3,833	2.2%	11,547	11,355	1.7%
	Fixed Service	233	218	7.3%	230	1.6%	693	630	10.0%
	Normalized* Operating Expenses	(2,619)	(2,634)	-0.6%	(2,646)	-1.0%	(7,960)	(7,973)	-0.2%
	Normalized* EBITDA	1,718	1,608	6.8%	1,616	6.3%	4,831	4,551	6.1%
	Normalized* EBITDA Margin	39.6%	37.9%	1.7p.p.	37.9%	1.7p.p.	37.8%	36.3%	1.4p.p.
	Normalized* Net Income	619	383	61.4%	423	46.3%	1,293	964	34.1%
	Capex (Ex-licenses aquisition)	924	866	6.7%	945	-2.2%	2,519	2,460	2.4%

*Operating Costs and EBITDA normalized based on -R$ 37.2 million in 3Q19, -R$ 1,494 million in 2Q19, +R$ 1.5 million in 1Q19, +R$ 1.1 million in 2Q18 and +R$ 220,000 in 1Q18. Net Income also normalized by: -R$ 31.2 million in 3Q19, -R$ 185 million in 2Q19 and +R$ 30.3 million in 1Q19.

FINANCIAL PERFORMANCE (Excluding effects of IFRS 16 and including effects of IFRS 9 + 15)

OPERATING REVENUE

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
R$ million								
Net Revenues	**4.337**	**4.242**	**2.3%**	**4.263**	**1.7%**	**12.791**	**12.524**	**2.1%**
Services Revenues	**4.152**	**4.031**	**3.0%**	**4.063**	**2.2%**	**12.240**	**11.985**	**2.1%**
Mobile Service	**3.918**	**3.813**	**2.8%**	**3.833**	**2.2%**	**11.547**	**11.355**	**1.7%**
Client Generated	3.576	3.508	1.9%	3.504	2.0%	10.586	10.395	1.8%
Interconnection	122	163	-25.2%	105	16.4%	366	524	-30.1%
Others	221	142	55.7%	224	-1.8%	596	437	36.3%
Fixed Service	**233**	**218**	**7.3%**	**230**	**1.6%**	**693**	**630**	**10.0%**
of which TIM Live	127	96	31.5%	115	10.4%	353	267	32.3%
Product Revenues	**185**	**211**	**-12.2%**	**199**	**-7.1%**	**551**	**539**	**2.2%**

Net Revenues reached R$ 4,337 million in 3Q19, up by 2.3% compared to 3Q18. Net Revenues from Services rose 3.0% YoY in 3Q19, accelerating its expansion for a second consecutive quarter, mainly reflecting the successful efforts by the company to monetize its customer base through the migration of clients to higher value plans, both in the prepaid and postpaid segments. Following 5 consecutive quarters of annual expansion, Net Revenues from Products declined 12.2% YoY in 3Q19.

In 9M19, Net Revenues amounted R$ 12,791 million, a 2.1% increase YoY underpinned by Services Net Revenues which advanced 2.1% – Mobile Service rising 1.7% YoY and Fixed Service up by 10.0% YoY – and by the 2.2% expansion YoY of Products Net Revenues.

In 3Q19, Total Gross Revenues increased 3.6% YoY, exceeding Total Net Revenues growth. The discounts given to customers remain as the most significant element to change the dynamics of the deductions over gross revenues. The scenario of greater rationality in granting discounts, within the context of volume to value transformation and a less conflicted competitive environment, should contribute in the long run, but the positive signs are still very early.

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,918 million in 3Q19, growth of 2.8% compared to 3Q18. The result points to an acceleration in sequential growth when compared to previous quarters of 2019. The expansion is mainly due to **mobile ARPU (Average Monthly Revenues per User) which rose 5.6% YoY and reached R$ 23.9**, mostly influenced by migrations to higher value plans, in addition to higher spending by prepaid customers.



Mobile Service Revenue
(% YoY Growth)
0.4%
1.9%
2.8%
1Q19
2Q19
3Q19

ARPU by segment, which exclude revenues of "non-TIM" clients and other mobile revenues, **rose in prepaid by 4.0% YoY** (R$ 12) and in **postpaid (ex-M2M) by 0.9% YoY** (R$ 44.1) with better performances versus 2Q19.


Prepaid ARPU Growth
(R$; YoY)
2.9%
4.0%
2Q19
3Q19
ARPU (R$)
11.6
12.0


Postpaid ex-M2M ARPU Growth
(R$; YoY)
0.9%
-1.9%
2Q19
3Q19
42.8
44.1

Breakdown of each mobile segment:

(i) In the postpaid segment, despite the increased involuntary disconnections, in the period, due to the cancellation of inactive clients, the company kept presenting a good dynamic in the migration to higher value plans and good performance in the acquisition of new lines (+6.6% YoY, excluding Data only clients). **As a result of these effects, Postpaid Revenues advanced 5.0% YoY**.

(ii) In the prepaid segment: the TIM Pré Top offering, which now accounts for 60% of the prepaid base, keeps contributing to ease the structural pace of revenue decline in the segment, with higher spending by recharger client (+1.9% YoY). In addition, we had a 2.8% increase in the number of rechargers compared to 2Q19. **The combination of these effects led Prepaid Revenues to fall 3.8% YoY, a slowdown in the rate of decline compared to past quarters**.

CGR (Revenues from Voice, Data & Content) advanced 1.9% YoY in 3Q19, with its expansion limited by a macroeconomic environment that is still in slow recovery, reflected in the downward revision of GDP[1] growth estimates, despite an improved consumer confidence[2]. In 9M19, MSR advanced 1.8% reaching R$ 10,586 million.


MTR Exposure on Revenues
(% over Net Service Revenues)
3.2%
2.0%
3Q18
3Q19

Interconnection (ITX) Revenues maintained a downward trajectory and in 3Q19 posted a 25.2% reduction YoY, reflecting the impact of the latest VU-M tariff (Mobile Termination Rate) cut by approximately 50% (from ~R$ 0.03 to ~R$ 0.01) and a lower incoming traffic growth. The incidence of VU-M on Net Service Revenues reached 2.0% in the quarter and in the year this exposure was 2.3%.

Other Revenues grew 55.7% YoY in 3Q19 and year to date the increase totaled 36.3%. This line is still impacted by revenues generated from network sharing and swap agreements, whose volume has been increasing significantly. These initiatives are aligned with the strategy to expand fiber infrastructure (backbone and backhaul) with efficient investment allocation and operating costs.

Breakdown of Fixed Segment (net of taxes and deductions):

[1] The Central Bank's Focus survey showed a prospect of the GDP retreating 2.5% in January 2019 to approximately 0.9% in September 2019.

[2] The Consumer Confidence Index ("ICC" - FGV) fell 7.1% year to date. However, there was a 1.4% advance in 3Q19 compared to the previous quarter, interrupting a sequence of two consecutive quarterly declines. Despite the advance, the index maintains a low level historically.

Fixed Service Revenues totaled R$ 233 million in the quarter, a 7.3% increase from 3Q18. This performance mainly reflects the **growth of TIM Live, which in 3Q19 expanded 31.5% YoY,** accounting for more than half of fixed service revenues. During the quarter, the company added its FTTH coverage to three new cities. TIM Live is currently present in 22 cities (including 6 capitals) and will further expand its coverage in the coming months. The remaining fixed segment services dropped 12% YoY, mainly explained by the termination of corporate contracts. In 9M19, Fixed Service Revenues totaled R$ 696 million, up by 10% YoY.



Contribution of Live on Fixed Revenues
44.3%
48.8%
48.8%
49.9%
54.3%
3Q18
4Q18
1Q19
2Q19
3Q19

ARPU for TIM Live was R$ 81.8, 8.6% higher than 3Q18. The performance is explained by the growing penetration of high-value offers with faster speeds, and the July 2019 price readjustment for part of the plans.



TIM Live ARPU
(R$; YoY)
75.3
8.6%
81.8
3Q18
3Q19

Detailing Handsets and Devices (net of taxes and deductions):

In 3Q19, Revenues from Products were 12.2% lower than in 3Q18 while in 9M19 they were up by 2.2% YoY. The decline is mainly due to the ~10% reduction in the volume of handsets sold. In addition to this effect, the comparative base for the third quarter of 2018 was higher than the average level due to a large distributor making early purchases and lower than expected handset discounts. Smartphone penetration in the base for September 2019 rose to 86% (+3.0 p.p. YoY).

OPERATING COSTS AND EXPENSES

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
R$ million								
Reported Operating Expenses	**(2,582)**	**(2,634)**	**-2.0%**	**(1,152)**	**124.2%**	**(6,430)**	**(7,974)**	**-19.4%**
Normalized* Operating Expenses	**(2,619)**	**(2,634)**	**-0.6%**	**(2,646)**	**-1.0%**	**(7,960)**	**(7,973)**	**-0.2%**
Personnel	(247)	(261)	-5.4%	(254)	-2.8%	(750)	(735)	2.0%
Selling and Marketing	(839)	(918)	-8.6%	(856)	-2.0%	(2,601)	(2,723)	-4.5%
Network & Interconnection	(856)	(862)	-0.7%	(875)	-2.1%	(2,651)	(2,774)	-4.4%
General & Administrative	(161)	(146)	9.9%	(149)	7.9%	(456)	(425)	7.3%
Cost Of Goods Sold (COGS)	(221)	(215)	3.1%	(240)	-8.0%	(660)	(616)	7.1%
Bad Debt	(201)	(149)	34.4%	(188)	6.6%	(561)	(396)	42.0%
Other operational revenues (expenses)	(95)	(83)	14.6%	(84)	13.3%	(280)	(304)	-7.9%
Normalized* Operating Expenses Ex-COGS	**(2,398)**	**(2,419)**	**-0.9%**	**(2,406)**	**-0.3%**	**(7,300)**	**(7,357)**	**-0.8%**

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 11,000 in 2Q19, +R$ 1.5 million in 1Q19, +R$ 1.1 million in 2Q18 and +R$ 220,000 in 1Q18), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal services connected to the PIS/COFINS court decision (R$ +4.4 million in 3Q19 and +R$ 3.5 million in 2Q19), revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (R$ +11.2 million in 3Q19, +R$ 221.8 million in 2Q19) and contract losses (+R$ 22.4 million in 3Q19).

Reported Operating Costs and Expenses were R$ 2,582 million in 3Q19 (-2.0% YoY). This line was impacted by total non-recurring expenses of R$ 37.1 million, a net result of the effects related to non-recurring items explained below.

In 3Q19, Normalized Operating Costs and Expenses totaled R$ 2,619 million, down 0.6% YoY, reflecting a solid cost control and efficiency on multiple fronts. Excluding Cost of Goods Sold, normalized Opex fell 0.9% YoY compared to 3Q18. In 9M19, Normalized Costs and Expenses were stable totaling R$ 7,960 million (vs. R$ 7,973 million in 9M18).

Opex trajectory follows a better dynamic than estimated in the Company's Strategic Plan, with costs and expenses control performing a pivotal pillar. Year to date, the initiatives of the Efficiency Plan generated total savings of ~R$ 461 million.

Performance of Normalized Costs and Expenses Breakdown:

Personnel Costs declined 5.4% YoY in 3Q19. Such performance was mostly influenced by lower spending on benefits. Year to date, this line rose 2.0% YoY, maintaining a 9.4% participation in normalized Opex.

Selling and Marketing Expenses fell 8.6% YoY in 3Q19, reflecting the structural trends seen in the prior quarters with efficiency gains coming from initiatives toward process digitization, reduction of FISTEL expenses and lower prepaid recharging fees, as well as lower spending on advertising. In 9M19, spending on Selling and Marketing fell 4.5% vs. 9M18, despite the impact from accounting of expenses related to the right of using the TIM trademark[3].

The Network and Interconnection group fell 0.7% YoY in 3Q19, helped by lower costs in the interconnection subgroup. The decrease in the ITX subgroup can be explained by: (i) decline in mobile termination rate (VU-M), (ii) lower pressure from traffic to other operators and (iii) cost reduction with content providers. The subgroup Network was negatively impacted by higher sharing costs. In 9M19, the group Network and Interconnection fell 4.4% YoY, with drivers similar to those seen in the quarter.

---

[3] On May 17, 2018 TIM Participações and Telecom Itália entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark in exchange for the payment of royalties in the amount of 0.5% of the company's net revenues.

General and Administrative Expenses (G&A) normalized by non-recurring effects[4] rose 9.9% YoY in the quarter, mainly explained by higher expenses linked to collection services following the start of a new collection operation in late 2018. In addition to this effect, there was also an increase in spending on legal and cybersecurity projects. Year to date, G&A increased 7.3% YoY, keeping a share of 5.7% in the total normalized Opex.

Cost of Goods Sold (COGS) advanced 3.1% YoY in 3Q19, despite the reduction of sales volume in the period. In 9M19, the quarter's dynamic contributed for an increase of 7.1% YoY in COGS.

Provisions for Doubtful Accounts (Bad Debt) increased 34.4% YoY in 3Q19, a slight deceleration compared to the growth seen in 1Q19 (+49.2%) and in 2Q19 (+44.2%). It is still the most challenging cost-related line. The performance is explained by a higher revenue base exposed to the delinquency rate, due to the 8.2% YoY increase in the postpaid base in addition to a challenging macroeconomic environment (unemployment, and families' income and indebtedness). In addition, we still have the impact of changes in systems and internal processes made in the first half of the year, as well as an additional increase in bad debt level regarding the escalation of involuntarily disconnections of customers with lock-in offers. In 9M19, Bad Debt rose 42.0% vs. 9M18.

Other Operating Expenses normalized by non-recurring effects[5] rose 14.6% YoY in 3Q19. The increase was mostly due to higher expenses with contingencies. Despite this increase in the quarter, in 9M19 this line fell 7.9% mainly reflecting the reduction in the FUST/FUNTEL contribution, leaving its participation in total normalized OPEX at 3.5%.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 50.1 per gross addition in 3Q19, a decrease of 2.6% YoY following lower expenses with commissioning and advertising.

2.1
months
payback

The SAC/ARPU ratio (indicating the payback per client) fell YoY reaching an even lower level of 2.1 months, compared to 2.3 months in 3Q18.

[4] In 3Q19, general and administrative expenses had non-recurring effects negative by R$ 4.4 million related to legal services connected to the PIS/COFINS court order.

[5] In 3Q19, other operating expenses had non-recurring effects of R$ 41 million, a net result of (a) gain from a court decision related to the exclusion of the ICMS tax from the calculation basis of PIS/COFINS; (b) revision of loss forecast to labor and tax provisions and (c) contractual losses due to system failures in the collection process.

FROM EBITDA TO NET INCOME

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
R$ million								
Normalized* EBITDA	**1,718**	**1,608**	**6.8%**	**1,616**	**6.3%**	**4,831**	**4,551**	**6.1%**
Normalized* EBITDA Margin	39.6%	37.9%	1.7p.p.	37.9%	1.7p.p.	37.8%	36.3%	1.4p.p.
Total Normalized Items	37	-	n.a.	1,494	-97.5%	1,530	(1)	n.a.
Normalized* EBIT	**658**	**577**	**14.1%**	**641**	**2.6%**	**1,759**	**1,614**	**8.9%**
Normalized* EBIT Margin	15.2%	13.6%	1.6p.p.	15.0%	0.1p.p.	13.7%	12.9%	0.9p.p.
Normalized* Net Financial Results	**(181)**	**(128)**	**41.6%**	**(120)**	**50.3%**	**(422)**	**(479)**	**-11.9%**
Normalized* Income tax and social contribution	142	(66)	n.a.	(98)	n.a.	(44)	(171)	-74.4%
Normalized* Net Income	**619**	**383**	**61.4%**	**423**	**46.3%**	**1,293**	**964**	**34.1%**
Total Normalized Items	68	950	-92.8%	1,680	-95.9%	1,716	949	80.9%
Reported EBITDA	**1,755**	**1,608**	**9.2%**	**3,111**	**-43.6%**	**6,361**	**4,550**	**39.8%**
Reported EBITDA Margin	40.5%	37.9%	2.6p.p.	73.0%	-32.5p.p.	49.7%	36.3%	13.4p.p.
Depreciation & Amortization	**(1,060)**	**(1,031)**	**2.8%**	**(975)**	**8.7%**	**(3,072)**	**(2,937)**	**4.6%**
Depreciation	(578)	(571)	1.1%	(557)	3.6%	(1,701)	(1,653)	2.9%
Amortization	(482)	(460)	4.9%	(418)	15.4%	(1,371)	(1,284)	6.8%
EBIT	**695**	**577**	**20.5%**	**2,136**	**-67.5%**	**3,289**	**1,613**	**103.9%**
EBIT Margin	16.0%	13.6%	2.4p.p.	50.1%	-34.1p.p.	25.7%	12.9%	12.8p.p.
Net Financial Results	**(114)**	**(128)**	**-10.4%**	**931**	**n.a.**	**695**	**(479)**	**n.a.**
Financial expenses	(270)	(188)	43.7%	(270)	0.1%	(716)	(674)	6.2%
Financial income	153	61	151.6%	1,204	-87.3%	1,411	192	634.6%
Net exchange variation	2	(1)	n.a.	(3)	n.a.	(0)	2	n.a.
Income before taxes	**581**	**449**	**29.3%**	**3,066**	**-81.1%**	**3,984**	**1,134**	**251.4%**
Income tax and social contribution	106	884	-88.0%	(964)	n.a.	(975)	779	n.a.
Net Income	**687**	**1,333**	**-48.5%**	**2,103**	**-67.3%**	**3,009**	**1,913**	**57.3%**

*EBITDA normalized according to the items in the Costs section (-R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19, +R$ 1.5 million in 1Q19, +R$ 1.1 million in 2Q18 and +R$ 220,000 in 1Q18). Net income normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 66.4 million in 3Q19 and -R$ 1,051 million in 2Q19). Net Income normalized by tax credit and other effects (+35.2 million in 3Q19 and +R$ 865 million in 2Q19), by adjustment of deferred taxes (+R$ 30.3 million in 1Q19) and by tax credit due to the incorporation of TIM Celular by TIM S.A. (-R$ 950 million in 3Q18).

EBITDA (Earnings before interest, taxes, depreciation and amortization)

Normalized EBITDA in 3Q19 totaled R$ 1,718 million, an increase of 6.8% YoY. The main levers for this growth were (i) Mobile Service Revenues growth acceleration, (ii) higher Fixed Service Revenues and (iii) successful efforts to control costs and expenses. In 9M19, Normalized EBITDA totaled R$ 4,831 million, an increase of 6.1% YoY.

Normalized EBITDA Margin at 39.6% was again a third-quarter record. The 1.7 p.p. rise compared to 3Q18 was mainly influenced by a outstanding costs performance, in addition to an expansion in revenues despite a challenging macroeconomic environment, in which disposable incomes remain under pressure. In 9M19, Normalized EBITDA Margin was 37.8%.



Normalized EBITDA Margin
(%)
37.9%
39.6%
3Q18
3Q19



MTR Exposure on EBITDA
(% over Normalized EBITDA)
0.1%
0.1%
3Q18
3Q19

EBITDA exposure to MTR was 0.1% in 3Q19. In this quarter, net MTR (revenue – cost) was close to zero due to a drop in mobile interconnection revenues similar in size to the decline seen in the MTR cost.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 3Q19, D&A rose 2.8% YoY, explained mostly by an increase in the amortization of the 700 MHz license related to starting operations in the totality of the cities considered for its amortization. Year to date, D&A grew 4.6% YoY totaling R$ 3,072 million. **Normalized EBIT in 3Q19 rose 14.1% YoY, reflecting EBITDA growth.** In 9M19, Normalized EBIT totaled R$ 1,759 million, an increase of 8.9% YoY.

NET FINANCIAL RESULT

Net Financial Result in 3Q19 was negative by R$ 114 million, impacted by non-recurring effects totaling 66 million[6]. **Excluding these effects, Normalized Net Financial Result was negative by R$ 181 million**, which represents a worsening of R$ 53 million when compared to 3Q18. This difference is mainly due to the net effect between:

(i) Higher financial revenues from monetary correction over the tax credit balance stemming from the right to exclude the ICMS from the calculation basis for PIS and COFINS payments (the remaining balance at the end of each period is updated by the Selic rate until its full compensation, becoming a recurring element over the next years);

(ii) Higher financial expense from the payment of PIS/COFINS over the inflow of Interest on Capital (from TIM S.A.);

(iii) Less positive impacts based on the use of 700MHz in more cities.

In 9M19, Normalized Net Financial Result was negative by R$ 422 million, R$ 57 million higher compared to the same period in 2018.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q19, Income Tax and Social Contribution were R$ 106 million. This amount mainly reflects the impact from the deductibility of Interest on Equity (IOE) payments amounting to R$ 748 million, approved in two tranches – July and September 2019. **Excluding the non-recurring effects previously explained, Normalized Income Tax and Social Contribution stood positive in R$ 142 million**, versus negative R$ 66 million in the same quarter of the prior year. Year to date, this line totals -R$ 975 million, or a normalized -R$ 44 million.

The adjusted effective rate, this quarter, was impacted by the IOE deductibility, which caused an inversion in the indicator's signal (+29.7% in 3Q19 vs. -14.6% in 3Q18). **Year to date, the adjusted effective rate was -3.3%.**

NET INCOME

In 3Q19, excluding the non-recurring effects previously explained, **Normalized Income rose 61.4% YoY, reaching R$ 619 million**. Normalized earnings per shares (EPS) was R$ 0.26 from R$ 0.16 in 3Q18. In 9M19, Normalized Net Income was R$ 1,293 million, up by 34.1% YoY.

---

[6] In 3Q19, Net Financial Result was impacted by non-recurring effect totaling R$ 66 million, composed of: (i) acknowledgment of monetary correction on the right of excluding ICMS from the calculation basis of PIS and COFINS payments (Financial Statement Note 9) amounting to R$ 73 million, and (ii) monetary correction of labor, tax and civil contingencies following the revision of the prognosis for loss (Financial Statement Note 24) equaling R$ 7 million.

Reported Net Income totaled R$ 687 million in the quarter, a decline of 48.5% YoY, explained by the non-recurring effect related to the merger of TIM Celular into TIM S.A. Year to date, Reported Net Income reached R$ 3,009 million, a 57.3% increase.

CASH FLOW, DEBT AND CAPEX

DESCRIPTION	3Q19 Reported	3Q19 Adjustments	3Q19 Normalized	3Q18	%Y/Y	9M19 Normalized	9M18	% Y/Y
R$ million								
EBITDA	1,755	(37)	1,718	1,608	6.8%	4,831	4,550	6.2%
Capex	(924)	-	(924)	(866)	6.7%	(2,519)	(2,460)	2.4%
EBITDA - Capex	**831**	**(37)**	**794**	**742**	**7.0%**	**2,312**	**2,090**	**10.6%**
Δ Working Capital	**194**	**103**	**297**	**167**	**78.2%**	**(2,071)**	**(869)**	**138.3%**
Operating Free Cash Flow Ex-licenses	**1,025**	**66**	**1,091**	**908**	**20.1%**	**241**	**1,221**	**-80.3%**
Clean UP 700MHZ	-	-	-	-	n.a.	-	(143)	-100.0%
Operating Free Cash Flow	**1,025**	**66**	**1,091**	**908**	**20.1%**	**241**	**1,078**	**-77.6%**

*EBITDA normalized according to the items in the Costs section (-R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Working Capital normalized according to the items in the Costs section (-R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19) and according to the items in the Net Financial Results section (+R$ 66.4 million in 3Q19 and +R$ 1,051 million in 2Q19), reallocated under Cash Flow of non-operating activities.

Normalized Free Operating Cash Flow (FOCF) for 9M19, excluding the 700 MHz license, was positive by R$ 241 million, a reduction of R$ 980 million compared to 9M18. This result stems from a working capital variation that was more negative by R$ 1,200 million, mainly prompted by a reduction in Trades Payable, which experienced a more significant decrease in the first half. This seasonal effect will disappear as we reach the 4Q19. In 3Q19, Normalized FOCF was positive by R$ 1,091 million, up by R$ 183 million compared to 3Q18.

CAPEX

Capex totaled R$ 924 million no 3Q19, up by 6.7% compared to 3Q18. Investments continue to be allocated in infrastructure (exceeding 90% of the total) mainly projects in IT, 4G technology through 700MHZ, transport network and the expansion of FTTH. Year to date, Capex totaled R$ 2,519 million, up by 2.4% YoY compared to 9M18, of which approximately 10% were destined to TIM Live (vs. ~8% in 9M18).

DEBT AND CASH

Gross Debt in 3Q19 was R$ 3,591 million, a reduction of R$ 434 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 1,427 million (related to the sale of towers, the LT Amazonas project and other financial leasing operations) and (ii) hedge position in the amount of R$ 36 million (reducing gross debt).

TIM's debt is concentrated in long-term contracts (59% of the total) consisting mainly of BNDES financing and Debentures. Approximately 13% of the total debt is denominated in foreign currency (USD) and is fully hedged in local currency. **The average cost of debt excluding leasing was 6.9% p.y.**, down compared to 8.2% p.y. in 3Q18. During the past 12 months, important debt prepayments were made to BNDES, which together with our normal amortization and interest payments totaled R$ 1,249 million.

Debt Movements



4,025
-427
-822
+1,000
-343
-110
+270
3,591
Debt 3Q18
Pre-Payments
Ordinary Payments
New Loans
IAS 17 Adj.
Anatel Reclass.
Recurring movements
Debt 3Q19

At the end of the quarter, Cash and Securities totaled R$ 1,658 million, an increase of R$ 408 million YoY. The main movements that affected cash and securities in the last 12 months are presented below:

Cash Movements



Prepayment:
-0.4 mln BNDES
596
653
-476
-773
+1,000
-1,249
+1,969
782
876
Cash + Securities¹ 3Q18
Dividends Payment
Fistel
New Loans
Debt Payments (interest+principal)
Recurring movements
Cash + Securities² 3Q19
Cash & CE
Securities

[1] *Securities: FX Fund*
[2] *Securities: Fixed Fund*

The average financial yield was 5.9% p.y. in 3Q19, down compared to 6.4% p.y. in 3Q18 following the reduction of the Selic rate. Year to date, the yield was 6.3% p.y. compared to 6.5% p.y. in 9M18.

The Net Debt/EBITDA ratio was 0.29x in the quarter, down from 0.44x in 3Q18. **In 3Q19, Net Debt totaled R$ 1,933 million**, a R$ 842 million decrease compared to 3Q18, when net debt was R$ 2,776 million.

QUARTER'S IMPORTANT AND SUBSEQUENT EVENTS

CVM CATEGORY A REGISTRATION REQUEST FOR TIM S.A.

On October 28, 2019 the Company's Board of Directors approved the submission of a request for registration as a publicly held company in category "A" for TIM S.A ("TSA") to the CVM (without a securities offer), in compliance with CVM Instruction 480/09, with the appropriate reformulation and consolidation of its Bylaws. The Company and TSA emphasized that there will be no request for registration of a Securities Offer, which is why this event should not be considered as a public offering of shares or other securities by the Company or the TSA.

PAYMENT OF INTEREST ON EQUITY

The Company's Board of Directors approved on July 30, 2019 the payment of R$ 368.941.176,47 million in Interest on Equity ("IOE"), based on the result of the period ended in June 30, 2019. The payment took place on October 8, 2019, being August 9, 2019 the date for the identification of shareholders entitled to receive such values.

A second payment was approved by the Company's Board of Directors on September 25, 2019, totaling R$ 378,750,000.00 million in Interest on Equity, based on the result of the period ended in September 30, 2019. The payment will take place no later than March 31, 2020 and the date for the identification of shareholders entitled to receive such values was October 7, 2019.

The approved payments are part of a projection amounting to approximately R$ 1 billion as Interest on Equity, related to the fiscal year ending December 31, 2019.

TIM'S CONDUCT ADJUSTMENT TERM (TAC) WITH ANATEL

On August 22, 2019 ANATEL's Board of Directors unanimously approved TIM's Conduct Adjustment Term, which had been negotiated since June 2018 with the regulator. The agreement covers a sanction reference value of R$ 627 million. TIM's commitment foresees actions for improvement in three pillars - customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital caring channels, reducing complaint rates, repairing users and strengthening transport and access networks. In addition, it includes an additional commitment to bring mobile broadband through the 4G network to 366 municipalities with less than 30,000 inhabitants reaching over 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the Company the sharing regime with the other providers.

MOU OF INFRASTRUCTURE SHARING BETWEEN TIM AND VIVO

On July 23, 2019 TIM Participações S.A. and Telefônica Brasil S.A. signed a memorandum of understanding ("MOU") with the objective of starting negotiations on projects related to network sharing in multiple frequencies and technologies. With discussions and negotiations evolving in a good pace, the MOU was renewed for another 60 days with the objective that the companies may complete the details of the sharing agreements.

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
Mobile Customer Base ('000)	54,527	56,241	-3.0%	54,972	-0.8%	54,527	56,241	-3.0%
Prepaid	33,281	36,604	-9.1%	33,644	-1.1%	33,281	36,604	-9.1%
Postpaid	21,246	19,637	8.2%	21,327	-0.4%	21,246	19,637	8.2%
4G Users Base ('000)	37,247	33,112	12.5%	36,333	2.5%	37,247	33,112	12.5%
Market Share*	24.0%	24.0%	-0.1p.p.	24.1%	-0.1p.p.	24.0%	24.0%	-0.1p.p.
Prepaid	27.4%	26.4%	0.9p.p.	27.2%	0.2p.p.	27.4%	26.4%	0.9p.p.
Postpaid	20.0%	20.5%	-0.5p.p.	20.4%	-0.4p.p.	20.0%	20.5%	-0.5p.p.
Net Additions ('000)	(444)	(312)	42.3%	(111)	299.0%	(1,395)	(2,393)	-41.7%
Fixed Telephony Customer Base ('000)	1,051	840	25.0%	1,006	4.5%	1,051	840	25.0%
TIM Live Customer Base ('000)	537	449	19.6%	507	5.9%	537	449	19.6%

* Market Share = Aug/19.

MOBILE SEGMENT:

OVERALL MARKET[7]

In 3Q19, the Brazilian mobile market saw a decline in total users for the 16th consecutive quarter, resulting from the consolidation of SIM cards. This result reflects the performance of the prepaid segment, which reported a decrease of 17.1 million lines in the past 12 months. The segment disconnections show an improved trajectory compared to the past four years, despite the still significant volume. The postpaid segment remains in a positive path, reporting 11.0 million net additions in the past 12 months, growth of 11.6% YoY.

TIM

TIM ended the quarter with 55.0 million active lines, slightly down QoQ and -3.0% YoY. In 3Q19, both the prepaid and postpaid segments contributed to negative net additions compared to the previous quarter.

Postpaid Base Mix
(% over Total Customer Base)


34.9%
36.2%
37.4%
38.8%
39.0%
3Q18
4Q18
1Q19
2Q19
3Q19

Source: Anatel.

The postpaid client base stood at 21.2 million customers in 3Q19, a 8.2% increase YoY. Net additions of 1.6 million users in the last 12 months contributed to the biggest mix ever recorded for the segment, 39% of the total base (+4.0 p.p. YoY). The new activations maintained a positive pace, resulting from the continued focus on ensuring a superior quality for its base. TIM Black *Família* plan accounted for 50% of gross additions in pure postpaid. In September 2019, we launched an innovative campaign for the control segment, which encourages client's engagement through social networks, using the concept of giving a discount in exchange for a post. Despite this, in postpaid consolidated dynamic, involuntary churn was an important component in the negative performance of the base QoQ, due to the disconnection of inactive clients.

Prepaid reported 33.3 million users at the end of 3Q19. The reduction of 3.3 million lines in the last 12 months was lower than the market average, reaffirming TIM as the segment leader with a 27.4% share. The segment dynamics, marked by a high volume of new activations and churn, was stable in the period. In the beginning of the year, TIM launched a new offer platform for the prepaid segment named TIM Pré Top, which, in September, reached 60% of the client base of this segment. This new plan, focused in simplifying the offering, has been helping to increase the level of commitment of the clients and generating an increase in spending per recharger by 2.2% YoY.

[7] Based on data from August 2019 (ANATEL).

The total 4G base rose 12.5% YoY, ending 3Q19 with 37.2 million users. In line with TIM's strategy of equipping customers with handsets that provide better data usage experience, 4G handsets reached 73% of the total voice users (+12.0 p.p. YoY)[8].

The M2M and Data terminals base advanced 65.3% YoY, ending 3Q19 with 3.8 million users. The accelerated growth reflects an inorganic effect, the incorporation of the user base of Porto Seguro Conecta, which took place in 2Q19.

FIXED SEGMENT:

In 3Q19, the TIM Live base reached 537,000 customers, growth of 19.6% YoY.

Net adds in FTTH (Fiber To The Home) continue to rise, reaching 34,000 new users in 3Q19 and 105,000 in the last 12 months. The sale of plans with faster speeds contributed for an increase in the penetration of offers above 100 mbps by +20 p.p. YoY, reaching almost 30% of total connections.


TIM Live Clients Evolution
(# users)
537 k
449 k
3Q18
4Q18
1Q19
2Q19
3Q19

In 3Q19, three new cities were launched commercially: Recife (PE), Feira de Santana (BA) and Diadema (SP), in line with the strategy of expanding the FTTH-covered area. The Company ended 3Q19 with this technology present in 20 cities and 37% of total households covered through FTTH technology.

In the last 12 months, TIM Live Internet, the residential broadband offer through the mobile network (WTTX), was launched in 80 new cities. Compared to 2Q19, its commercial availability was stable in 166 locations. The customer base doubled in the last 12 months, similarly to 2Q19. The Company understands that the experience in the commercialization of this product is a relevant differential to explore this segment with the arrival of 5G.

[8] Based on data from August 2019 (ANATEL).

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

TIM seeks to continually improve customer experience and to move ever closer to its clients. **Our 3Q19 results prove once again that we have been successful in our digital transformation initiatives**, which have enabled significant advances in internal processes. As a result, these improvements generate a better user experience, reinforcing TIM's commitment to service quality.

With this mentality, the company adopts a strategy that aims to bring more empowerment to the client, based on three pillars: self-caring, self-provision and self-healing.

Meu TIM is a fundamental tool that simplifies the caring processes and provides functionalities that make it easier for the client to obtain information and manage plans, reducing communication via call centers. The 23% growth YoY in the number of unique users in the platform and the 14% reduction YoY in interactions via human customer service prove this channel's relevance to the client.



MEU TIM
(single users)
+23%
3Q18
3Q19



Human Interactions
(# interactions)
-14%
3Q18
3Q19

The digital mechanisms for billing and payment again reported accelerated growth in 3Q19. The invoices delivered via digital channels rose 43% YoY, while the number of users paying via digital channels advanced 11% YoY. After the launch of recharging and balance visualization on WhatsApp for prepaid clients, in 3Q19 TIM brought another feature: invoicing through the app. This channel, unprecedented in the market, is another facility that the company provides for its clients.



E-Billing
(# e-bills delivered)
+43%
3Q18
3Q19



E-Payment
(# of accesses with payment by e-methods)
+11%
3Q18
3Q19

The digital recharge mix keeps gaining relevance, with a 6 p.p. increase YoY in 3Q19. Meanwhile, in acquisitions of Consumer postpaid and control through digital channels advanced 39% YoY. In sales, TIM has been testing two important technologies: Naked SIM and e-SIM. Sales on these options provide more freedom for clients to choose from any of the available plans, either through an electronic menu or via QR Code. TIM has been the frontrunner in testing these innovations, for it understands that both have the

disruptive power to significantly expand its sales channels and bring more comfort for the client by simplifying the acquisition process.


E-Sales
(postpaid and control)
+39%
3Q18
3Q19
Digital Recharges
(% over total)
+6 p.p.
3Q18
3Q19

Another innovative opportunity the Company has explored is the development of solutions with the use of artificial intelligence. These innovations aim at generating benefits for clients such as the implementation of troubleshooting tools, which suggest corrective measures or actually solve issues. This initiative, in favor of customers, corroborates TIM's purpose to evolve continually.

NETWORK DEVELOPMENT

As an important strategic pillar in TIM's business plan, investment in infrastructure expansion and improvement is a fundamental factor to generate operating efficiency, providing enhanced quality and services expansion.

In 3Q19 more than 90% of Capex was earmarked for infrastructure projects (Network + IT), allocated more efficiently via analytical tools. Highlighted projects:

- Expansion of fiber optic network (backbone, backhaul and FTTH);
- Sites densification;
- Frequency refarming;
- Carriers aggregation;
- Sharing initiatives focused on 4G and on the transport network.

Regarding the main actions and projects underway focused on modernization, efficiency and/or enhancement of our infrastructure during this quarter, we highlight:

- Expansion of the refarming of the 2.1 GHz frequency to 4G, reaching approximately 290 cities;
- Infrastructure virtualization project;
- Installation of multiple data centers to enhance experience, being 25 at the end of 3Q, of which 14 DCC (Data Center Core) and 11 DCE (Data Center Edge);
- Expansion of VoLTE, present in more than 3,250 cities;
- Signing of a memorandum of understanding (MOU) with Vivo to start discussions about opportunities in network sharing, aiming for quality improvement and efficiency in the allocation of CAPEX and OPEX;
- Launch of the **NB-IoT network in more than 3 thousand municipalities**, coverage that will enable the creation of IoT solutions not only in the big cities, but also in the ones more distant to capitals. With the intention to boost the developer's ecosystem for this type of solution, TIM was pioneer in simultaneously launching such coverage.
- Implementation of "5G Living Lab TIM" – benchmark centers for testing 5G, focused on promoting the applicability of the technology and exploring opportunities of new business models.

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
4G Cities	**3,355**	**3,172**	**5.8%**	**3,321**	**1.0%**	**3,355**	**3,172**	**5.8%**
of which 700 MHz enabled	1,644	1,172	40.3%	1,548	6.2%	1,644	1,172	40.3%
of which VoLTE enabled	3,253	2,110	54.2%	3,235	0.6%	3,253	2,110	54.2%
Urban Population Coverage (4G)	**93%**	**92%**	**0.9p.p.**	**93%**	**-0.2p.p.**	**93%**	**92%**	**0.9p.p.**
of which 700 MHz enabled	72%	56%	15.8p.p.	68%	4.0p.p.	72%	56%	15.8p.p.
of which VoLTE enabled	91%	64%	26.9p.p.	91%	0.0p.p.	91%	64%	26.9p.p.
3G Cities	3,218	3,127	2.9%	3,195	0.7%	3,218	3,127	2.9%
Urban Population Coverage (3G)	92%	91%	1.0p.p.	92%	0.0p.p.	92%	91%	1.0p.p.

For another quarter, TIM was the **leader in 4G coverage, reaching 3,355 cities or 93% of the country's urban population**. The 35% YoY growth in network elements for this technology reinforces the Company's commitment to expand the mobile network's capacity and quality. As a result, 84% of TIM's customer data traffic was over 4G network this quarter, up 11 p.p. compared to 3Q18.

With **1,442 active Biosites at the end of 3Q19**, the development of Biosite installation projects is also aligned with the Company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with a very low visual impact. Biosites also contribute to harmonization with the environment and urban infrastructure – a multifunctionality capable of adding telecommunications transmission, lighting and security cameras – these structures are cheaper and faster to install.

At the end of 3Q19, TIM reached a total of 19,582 sites of which 68% were connected through a high capacity backhaul. In transport infrastructure, the total fiber optic for backbone and backhaul ended the quarter at 94.9 thousand km, a 10.8% advance YoY.

FTTH initiated commercial activities in three new cities in the quarter: Recife (PE), Feira de Santana (BA) and Diadema (SP). Fixed residential broadband has 1.9 million households in FTTH, while FTTC has 3.6 million, totaling 5.1 million households in 22 cities (FTTH + FTTC)[9].

Currently, the Company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population					
700 MHz	850 MHz	900 MHz	1.800 MHz	2.100 MHz	2.500 MHz
20	11	5	35	22	20

[9] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO) and Manaus (AM).

Corporate Social Responsibility

To access the quarterly report on Social and Corporate Responsibility, please refer to: www.tim.com.br/ir/ESG-Report.

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 16, and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2018 (3Q18) and the year to date 2019 (9M19), except where otherwise indicated.

This document may contain forward-looking statements. Such statements are not historical facts and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1: Operating Indicators

Attachment 1
TIM PARTICIPAÇÕES S.A.
Operating Indicators

DESCRIPTION	3Q19	3Q18	% YoY	2Q19	% QoQ	9M19	9M18	% YoY
Mobile Customer Base ('000)	54.527	56.241	-3,0%	54.972	-0,8%	54.527	56.241	-3,0%
Prepaid	33.281	36.604	-9,1%	33.644	-1,1%	33.281	36.604	-9,1%
Postpaid	21.246	19.637	8,2%	21.327	-0,4%	21.246	19.637	8,2%
4G Users Base ('000)	37.247	33.112	12,5%	36.333	2,5%	37.247	33.112	12,5%
Market Share	24,0%	24,0%	-0,1p.p.	24,1%	-0,1p.p.	24,0%	24,0%	-0,1p.p.
Prepaid	27,4%	26,4%	0,9p.p.	27,2%	0,2p.p.	27,4%	26,4%	0,9p.p.
Postpaid	20,0%	20,5%	-0,5p.p.	20,4%	-0,4p.p.	20,0%	20,5%	-0,5p.p.
Gross Additions ('000)	5.934	6.069	-2,2%	6.213	-4,5%	17.773	18.094	-1,8%
Net Additions ('000)	(444)	(312)	42,3%	(111)	299,0%	(1.395)	(2.393)	-41,7%
Monthly Churn (%)	3,9%	3,8%	0,1p.p.	3,8%	0,1p.p.	3,9%	4,0%	-0,1p.p.
Mobile ARPU (R$)	23,9	22,6	5,6%	23,2	3,0%	23,3	22,0	5,6%
Prepaid	12,0	11,6	4,0%	11,6	3,8%	11,7	11,4	2,9%
Postpaid	37,5	39,7	-5,6%	37,1	1,0%	37,6	39,8	-5,5%
SAC/Gross (R$)	50	51	-2,6%	51	-2,0%	54	55	-1,0%
Fixed Telephony Customer Base ('000)	1.051	840	25,0%	1.006	4,5%	1.051	840	25,0%
TIM Live Customer Base ('000)	537	449	19,6%	507	5,9%	537	449	19,6%
TIM Live ARPU (R$)	81,8	75,3	8,6%	78,0	4,8%	79,8	73,0	9,4%
Handsets Sold ('000)	234	256	-8,8%	244	-4,1%	723	797	-9,2%
Smartphone Penetration (%)	86,2%	83,0%	3,1p.p.	86,8%	-0,7p.p.	86,2%	83,0%	3,1p.p.
Headcount	9.540	9.537	0,0%	9.414	1,3%	9.540	9.537	0,0%

(In thousands of Reais, except as otherwise stated)

1. Operations

1.a Corporate Structure

TIM Participações S.A. ("TIM Participações" and/or the "Company") is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM Participações as at September 30, 2019 (66.58% as at December 31, 2018). The main purpose of the Company and its subsidiary (the "Group") is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações' subsidiary are regulated by the Agência Nacional de Telecomunicações ("ANATEL").

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

Corporate reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. ("Intelig") through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act transforming Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. On September 30, 2018, the Company's Management had obtained from third parties all approvals and consents required to perform the said restructuring. As a result, the Company's Management proceeded with the merger on October 31, 2018, based on the net book assets of TIM Celular, in the amount of R$17,035,254, in accordance with the valuation report issued by independent experts as at September 30, 2018. Also, as a result of this corporate restructuring, the amount of R$952,368 relating to deferred income tax assets arising from tax losses and the negative base of TIM S.A. were recognized on September 30, 2018 (Note 10).

The changes in TIM Celular's equity between the date of the report and the merger were transferred, absorbed and incorporated into the operating income of TIM S.A., as set forth in the protocol of the merger. As a result of the merger, all TIM Celular operations were transferred to TIM S.A., which succeeded it in all its assets, rights and liabilities, universally and for all purposes of the law.

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

The Company holds 100% of TIM S.A.'s capital. This subsidiary provides Landline Telephone Services ("STFC") - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service ("SMP") and Multimedia Communication Services ("SCM") in all Brazilian states and in the Federal District.

2. Basis for preparation and disclosure of the financial statements

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the rulings issued by the CVM and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee ("CPC") and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and provide all material information required for such quarterly information, and only such information, which is consistent with the information used by Management in the course of its duties.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The quarterly information was prepared according to Technical Pronouncement CPC 21 – Interim Statements and in accordance with international accounting standard IAS 34 – Interim Financial Reporting issued by the IASB, in addition to presenting this information in a manner reflecting the standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information – ITR. As the Brazilian accounting practices applicable to the individual financial information, since 2014, do not differ from the IFRS applicable to separate financial information, as now the IFRS permit the application of the equity method in subsidiaries, affiliates and joint ventures in separate information, they are also in accordance with the IFRS issued by the IASB. This individual quarterly information is presented together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – "DVA") is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - "Statement of Value Added". IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

b. Functional currency and presentation currency

The presentation currency for the quarterly information is the *Real* (R$), which is also the functional currency for the company consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into *Reais* at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these

items are recorded in the statement of income.

c. Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each Group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the financial statements used in the consolidation are the same for all Group companies.

e. Approval of the quarterly information

This quarterly information was approved by the Company's Board of Directors on November 5, 2019.

f. New standards, amendments and interpretations of standards

I) Among the new standards and/or interpretations that became effective as of January 1, 2019,

(In thousands of Reais, except as otherwise stated)

issued by the Accounting Pronouncements Committee (CPC) and by the IASB, the following standards and/or interpretations has a material impact on the Company's quarterly information:

IFRS 16/CPC 06 (R2) – "Leases"

In July 2014, the IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019, and approved by the CVM on December 21, 2017.

The new standard establishes the principles for the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of the underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i) Retrospectively for each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or
(ii) Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as an adjustment to the opening balance of retained earnings (or other component of the shareholders' equity, as appropriate) as at the date of initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2)) retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019. Additionally, the Company decided to take practical steps in its initial adoption of the standard, such as: (i) non-revaluation of financial lease agreements previously recognized according to CPC 06 (IAS 17) upon initial measurement of financial lease liabilities, according to the new accounting pronouncement, and ICPC 03 (IFRIC 4); (ii) exclusion of lease agreements expiring in the next 12 months and unlikely to be renewed by the Company; (iii) non-application of this new standard to agreements not previously identified as leases, using CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); and (iv) application of a single discount rate to the leasing portfolio with reasonably similar characteristics (such as leasing with a similar remaining leasing period for a similar class of underlying assets in a similar economic setting). The application of the new standard is subject to changes until completion of the 2019 financial statements, in synergy with the best market practices.

The Company has a significant number of lease agreements under which it is the lessee. Currently, a portion of these contracts are recognized as operating leases, and their payments are recorded on a straight-line basis throughout the period of the contract. The Company has concluded the study of impacts of this new standard on its financial statements, which included: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) a detailed review of the nature of the various lease agreements inherent in the telecommunications industry; (iii) use of assumptions to calculate the discount rate, which was based on the incremental interest rate for the period of the agreement, among other things. Furthermore, given the relevance of the infrastructure lease agreements, specifically for transmission towers, the Company decided to separately recognize the lease and non-lease components for this class of assets.

The increase in lease liabilities due to the recognition of the right-of-use of the assets results in an increase in the Company's net debt, being the depreciation and interest charges recognized in the statement of income as a replacement of the operating lease expenses.

(In thousands of Reais, except as otherwise stated)

In qualitative terms, the main transactions to be impacted by the new standard include: lease of vehicles, lease of stores and kiosks in shopping malls, lease of sites, land and sharing of infrastructure.

The table below presents the principal effects of the adoption of IFRS16/CPC06 (R2) in the opening balances as at January 1, 2019.

			Consolidated
	Originally reported	Adjustments	Balances under IFRS 16
	Jan 1st, 2019		Jan 1st, 2019
Assets	31,957,889	5,256,114	37,214,003
Current assets	5,998,126	(8,742)	5,989,384
Trade accounts receivable	2,838,808	-	2,838,808
Inventories	183,059	-	183,059
Prepaid expenses	272,060	(8,742)	263,318
Other assets	2,704,199		2,704,199
Non-current assets	25,959,763	5,264,856	31,224,619
Long-term receivables	4,074,137	(471)	4,073,666
Trade accounts receivable	130,308		130,308
Prepaid expenses	74,381	(471)	73,910
Other assets	3,869,448		3,869,448
Property, plant and equipment	11,203,622	5,265,327	16,468,949
Intangible assets	10,682,004		10,682,004
Liabilities and Shareholders' Equity	31,957,889	5,256,114	37,214,003
Total Liabilities	12,163,052	5,256,114	17,419,166
Current Liabilities	7,075,379	785,065	7,860,444
Financial leasing (c)	205,048	785,065	990,113
Other liabilities	6,870,331		6,870,331
Non-Current Liabilities	5,087,673	4,471,049	9,558,722
Financial leasing (c)	964,289	4,471,049	5,435,338
Differed income and social contribution taxes	-		-
Other Liabilities	4,123,384		4,123,384
Shareholders' Equity	19,794,837	-	19,794,837
Capital stock	9,866,298		9,866,298
Revenue reserves	9,928,539		9,928,539

During the period ended September 30, 2019, the new accounting standards had the following impact on the income:

(In thousands of Reais, except as otherwise stated)

	Consolidated		
	Balances without IFRS 16	Adjustments	Balances under IFRS 16
Net revenue from services	12,239,714	-	12,239,714
Net revenue from products	550,916	-	550,916
Net revenue	12,790,630	-	12,790,630
Cost of services provided and goods sold (a)	(3,351,649)	891,779	(2,459,870)
	9,438,981	891,779	10,330,760
	(3,078,154)	80,315	(2,997,839)
Operating revenue (expenses)			
Selling expenses (e)	(3,627,759)	41,979	(3,585,780)
General and administrative expenses (f)	(773,494)	38,336	(735,158)
Other revenue (expenses), net	1,323,099	-	1,323,099
	6,360,827	972,094	7,332,921
Depreciation and amortization (g)	(3,072,020)	(996,680)	(4,068,700)
Financial income (expenses)	694,938	(437,991)	256,947
Income before income and social contribution taxes	3,983,745	(462,577)	3,521,168
Income and social contribution taxes (h)	(974,629)	157,276	(817,353)
Net income for the period	3,009,116	(305,301)	2,703,815

The principal adjustments arising from the new standard are as follows

(a) Reclassification of the agreement for reciprocal assignment with consideration for fiber optic infrastructure previously classified as prepaid expenses (Note 11) for property, plant and equipment – right-of-use under lease;
(b) Recognition of the asset – right-of-use under lease of the lease payments eligible for the new standard;
(c) Increase in the Company's net debt due to the recognition of the lease liability as required by the standard;
(d) Leasing – infrastructure (network, land and fiber optics);
(e) Leasing – stores & kiosks and vehicles;
(f) Leasing – administrative buildings and vehicles;
(g) Recognition of the depreciation of the assets mentioned above;
(h) Tax impact on the adjustments from the new standard.

(In thousands of Reais, except as otherwise stated)

IFRIC 23 / ICPC 22 – Uncertainty about the treatment of income taxes

The standard explains how to consider uncertainty when recording income tax.

IAS 12/CPC 32 – Income Tax, describes how to recognize current and deferred income taxes, but not how to reflect the effects of uncertainty. For example, the following points may not be clear:

- How to apply the tax legislation to specific transactions or circumstances;
- Or if the tax authorities would accept a specific tax treatment adopted by the entity. If the entity considers that a given tax treatment may not be accepted, the entity must use estimates (most probable or expected amount) to determine the tax treatment (taxable income, tax bases, tax liabilities not used, tax assets not used), income tax rates and others. This decision must rely on the method that provides the best estimates for resolution of the uncertainty.

The Company's management believes that the application of this standard did not significantly impact the quarterly information, since the most important judicial proceedings involving income and social contribution taxes, as disclosed in Note 24, are considered by the administration and the legal counsels as being "more likely than not" in the arguments of the judicial spheres.

II Among the new standards and/or interpretations that came into effect on January 1, 2018 issued by the CPC and the IASB, the following standards and/or interpretations had a material impact on the Company's financial statements:

- **IFRS 9/CPC 48 – "Financial instruments"** - Regarding impairment, the new standard establishes the recognition of the provision for expected credit losses, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating the impairment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful accounts as at January 1, 2018, recorded to the "profit reserve", as presented in the table below.

- **IFRS 15/CPC 47 – "Revenue from contracts with customers" –** As from the application of this standard, the Company recognized, on January 1, 2018, an increase of R$36 million, before deferred taxes, in the item "profit reserve", basically arising from having capitalized the incremental costs of obtaining contracts and the recognition of the contractual assets and/or liabilities by virtue of the allocation of the discount among the performance obligations when selling plans that provide customers with services plus equipment/devices.

Note: Further details about the adoption of these standards are disclosed in the annual financial statements as at December 31, 2018, published on February 19, 2019.

In addition to the foregoing, that there are no other standards and/or interpretations of standards, in force since January 1, 2019, which could have any significant impact on the Group's financial statements.

3 Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent fiscal years are shown below:

(a) Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flow derives from the Company's business plan. Since this is an ongoing business, from the fifth projection year a perpetual nominal growth of cash flow was estimated.

Any reorganization activities to which the Company has not yet committed itself on the quarterly information disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The recoverable value is sensitive to the discount rates used under the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

On September 30, 2019, based on the sensitivity analysis of the main assumptions used, no variations that could reasonably be expected were identified that could give rise to a possible indication of impairment provision.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15).

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force and CPC 32/IAS12. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(In thousands of Reais, except as otherwise stated)

(c) Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company's Management and internal and external legal advisors. The Company's review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management's judgment (Note 24).

(d) Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 37).

(e) Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

(f) Leasing

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16/CPC 06(R2) – Leasing, as disclosed in Note 2.f., the Company's Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate, which was based on the incremental interest rate for the period of the agreement, among others.

4 Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company's Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Cash and banks	49	167	7,514	93,960
Unrestrictedly available financial investments:				
CDBs/Repurchases	-	-	868,343	981,570
	49	167	875,857	1,075,530

Bank Deposit Certificates ("CDBs") and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

(In thousands of Reais, except as otherwise stated)

The annual average return on the Company's investments in CBDs and Repurchases is 100.17% (100.27% at December 31, 2018) of the Interbank Deposit Certificate ("CDI") rate.

5 Marketable securities

	Consolidated	
	09/2019	12/2018
FUNCINE (3)	3,302	5,229
Sovereign Fund (4)	9,578	14,472
FIC: (1)		
Government securities	189,370	292,708
Repo transactions (2)	315,443	289,352
Financial bills	106,559	96,868
Other (5)	160,947	91,441
	785,199	790,070
Current portion	(781,897)	(784,841)
Non-current portion	3,302	5,229

(1) In August 2017, the Company invested in open-ended Investment Funds in Units ("FICs"). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2018, the average yield of FICs was 100.81% of the variation of the CDI rate. The average remuneration of the FICs in 2019 was 101.85% of the variation in the CDI rate.

(2) "Repo transactions" are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, in order to use the tax benefit of deductibility for income and social contribution tax purposes the Company invested the amount of R$3 million in the National Film Industry Financing Fund ("FUNCINE"). In 2018, the Company opted to make new investments in FUNCINE in the months of October and December in the total amount of R$2.4 million. In June 2019, the Company made new investments in the amount of R$2.2 million.

(4) The sovereign fund includes federal securities only.

(5) Represented by: Debentures, FIDC, Trade Bills, Promissory Notes, Bank Credit Notes.

The parent company has R$3,634 invested in FIC units (R$13,378 as of December 31, 2018).

(In thousands of Reais, except as otherwise stated)

6 Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed ("unbilled") up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

The fair value of trade accounts receivable equals the carrying value recorded as at September 30, 2019 and December 31, 2018. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowing (Note 20).

	Consolidated	
	09/2019	**12/2018**
Trade accounts receivable	3,308,944	2,969,116
Gross accounts receivable	4,083,383	3,656,044
Billed services	2,057,243	1,733,229
Unbilled services	824,341	774,484
Network use (interconnection)	478,520	455,228
Sale of goods	720,114	691,312
Other accounts receivable	3,165	1,791
Provision for losses on expected accounts	(774,439)	(686,928)
Current portion	(3,197,728)	(2,838,808)
Non-current portion	111,216	130,308

The non-current portion includes the amount of R$103 million related to accounts receivable from other telephone carriers, recorded at present value considering the period and implicit interest rate in the transaction.

(In thousands of Reais, except as otherwise stated)

Change in losses from expected debts, recorded as an asset reducing account, were as follows:

	Consolidated	
	09/2019	12/2018
Opening balance	686,928	464,745
Setup of provision (note 28)	561,455	544,881
Effect of the adoption of IFRS 9/CPC	-	130,137
Write-off of provision	(473,944)	(452,835)
Closing balance	774,439	686,928

The aging of accounts receivable is as follows:

	Consolidated	
	09/2019	12/2018
Total	4,083,383	3,656,044
Falling due	2,628,874	2,459,315
Overdue- 1 to 30 days	344,784	308,744
Overdue - 31 to 60 days	173,535	144,309
Overdue -61 to 90 days	159,880	117,759
Overdue - over than 90 days	776,310	625,917

7 Inventory

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated	
	09/2019	12/2018
Total inventories	211,034	183,059
Inventories	220,871	189,826
Mobile handsets and tablets	147,969	145,819
Accessories and prepaid cards	66,770	33,621
TIM chips	6,132	10,386
Losses on adjustment to realizable amount	(9,837)	(6,767)

(In thousands of Reais, except as otherwise stated)

8. Indirect taxes, charges and contributions recoverable

	Consolidated	
	09/2019	12/2018
Indirect taxes, charges and contributions recoverable	1,199,327	1,192,765
ICMS	1,157,397	1,152,741
Other	41,930	40,024
Current portion	(385,598)	(280,254)
Non-current portion	813,729	912,511

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9. Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Direct taxes, charges and contributions recoverable	80,537	45,278	3,868,495	905,521
Income tax (IR) and social contribution (CS) (i)	-	-	426,964	414,408
PIS/COFINS (ii)	-	-	3,305,611	384,093
Other	80,537	45,278	135,920	107,020
Current portion	(80,537)	(45,278)	(605,848)	(347,505)
Non-current portion	-	-	3,262,647	558,016

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable mainly refer to credits from a legal proceedings filed by TIM Nordeste S.A. and TIM Celular S.A. (ultimately merged into TIM S.A.), as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases.

In March 2017, the Federal Supreme Court ("STF") recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM Participações, through its subsidiary TIM S.A. (previously named "Intelig Telecomunicações Ltda."), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had

(In thousands of Reais, except as otherwise stated)

filed proceedings of the same nature), has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In addition to this tax credit, in June 2019, by reason of a final and without appeal decision and calculation of values, the amount of R$2,875 million, R$1,720 million of which corresponds to the principal, and R$1,155 million to monetary adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$148 million was recorded, of which R$75 million corresponds to the principal, and R$73 million to monetary adjustments, such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

10. Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Supervisory Board and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at September 30, 2019 and December 31, 2018, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation with regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

(In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Losses carried forward – income tax and social contribution	-	-	843,954	896,100
Temporary differences:				
Provision for legal and administrative proceedings	17,821	3,345	372,606	293,349
Losses on doubtful accounts	-	-	271,990	244,428
Adjustments to present value – 3G license	-	-	7,667	9,124
Deferred income tax on accounting adjustments	53,569	53,569	56,843	58,268
Lease of LT Amazonas infrastructure	-	-	27,027	24,978
Profit sharing	124	624	17,321	22,181
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(22,546)	(22,551)
Capitalized interest on 4G authorization	-	-	(298,897)	(301,525)
Deemed costs – TIM S.A.	-	-	(71,616)	(82,042)
Exclusion of ICMS from PIS and COFINS calculation bases	-	-	(1,039,735)	-
Other	-	-	246,674	74,821
	71,514	57,538	53,666	859,509
Unrecognized deferred income tax and social contribution	(71,514)	(57,538)	(71,514)	(57,538)
	-	-	(17,848)	801,971
Deferred tax assets portion	-	-	-	801,971
Deferred tax liabilities portion	-	-	(17,848)	-

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named "Intelig Telecomunicações Ltda.") on October 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative social contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of social contribution on income (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company's governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

Due to the final unappealable decision issued by the Higher Courts in favor of TIM Celular S.A. (absorbed by TIM S.A.) in the action that discussed the exclusion of the ICMS from the base of calculation of PIS and COFINS contributions, a tax credit of R$2,875.5 million, including the principal amount and monetary adjustments, was recognized in the accounts in June 2019.

In September 2019, due to a final unappealable decision and calculation of amounts, the amount of R$148 million was recorded relating to TIM S.A.

(In thousands of Reais, except as otherwise stated)

For purposes of IRPJ and CSLL taxation, the Company's management, supported by the legal opinions of external counsels, decided to defer it until the moment that the credit is financially available. Thus, a deferred tax liability was recorded regarding the full amount of R$1,039.7 million.

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of the first half of 2019.

Based on these projections, the Company expects to recover the credits as follows:

	Deferred income and social contribution taxes
2019	120,744
2019	189,756
2020	267,496
2022	265,959
Tax losses and negative base	843,955
Temporary differences	(861,803)
Total	(17,848)

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits related to tax losses carried forward and the negative basis of social contribution in the amount of R$52,145 for the period ended September 30, 2019 (R$70,851 on September 30, 2018).

Unrecognized deferred tax assets

Considering that TIM Participações S.A. does not carry out activities that could generate taxable profits, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$124,599 as at September 30, 2019 (R$107,092 on December 31, 2018) were not recognized.

11. Prepaid expenses

	Consolidated	
	09/2019	12/2018
	497,225	346,441
Fistel fee (1)	203,636	-
Advertising not released (2)	50,220	76,651
Rentals and insurance	69,777	78,005
Network swap (3)	-	11,449
Incremental costs for obtaining client contracts (4)	162,694	173,056
Other	10,898	7,280
Current portion	(429,208)	(272,060)
Non-current portion (iii)	68,017	74,381

(In thousands of Reais, except as otherwise stated)

(1) The Fistel fee, paid in March 2019, refers to the year 2019 and is being appropriated monthly to income for the period at the rate of 1/12th. The appropriation of Fistel fees is carried out on a monthly basis, from January to December each year.

(2) Represents the early payment of expenses from the advertising of TIM brand's products and services, which were recognized in income for the period during which the advertising was broadcast.

(3) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into an onerous contract and a reciprocal agreement for the assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenue (current and non-current) and is amortized to income according to the contract's term. This contract is within the scope of IFRS 16/CPC 06 (02). Therefore, it was reclassified to right-of-use in leases under property, plant and equipment, as shown in Note 2.f.

(4) This is mainly represented by incremental costs related to sales commissions paid to sales agents in order to obtain customer contracts arising from the adoption of IFRS 15/CPC47, which are amortized to income according to the term and/or economic benefit of the contract, which is usually two years. The reclassified balance of the "intangible assets" account as at January 1, 2018 was R$128,760.

12. Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
	73,418	131,270	1,171,919	1,345,113
Civil	6,997	4,546	344,583	334,028
Labor	36,935	106,335	293,594	492,000
Tax	1,814	1,763	298,397	299,310
Regulatory	-	-	111	111
Online attachment (*)	27,672	18,626	235,234	219,664

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

<u>Civil</u>

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$68,768 (R$66,700 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty ("FECP") in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$97,701 (95,322 as at December 31, 2018).

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$72,830 (R$74,358 as at December 31, 2018).

(iii) Liability for CPMF on the Company's capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$10,274 (R$10,026 as at December 31, 2018).

(iv) Constitutionality of the collection of the Operations Monitoring Charge ("TFF") by a number of municipal authorities. The current value of these deposits is R$17,406 (R$16,719 as at December 31, 2018).

(v) Failure to approve the offsetting of federal debts against credits for withholding tax ("IRRF") because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$11,108 (R$10,868 as at December 31, 2018).

(vi) Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station ("BTS") maintenance services, for ISS on the Company's services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,910 (R$7,519 as at December 31, 2018).

(vii) Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The current value of these deposits is R$3,443 (R$4,793 as at December 31, 2018).

(viii) Requirement by ANATEL of the Public Price Referring to the Administration of Numbering Resources. The current value of these deposits is R$3,451 (R$3,380 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

(ix) Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund ("FUST"). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line ("EILD") revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$57,549 (R$56,088 as at December 31, 2018).

13 Investment – Parent Company

The equity interest in the subsidiary is valued using the equity method only in the individual financial statements.

(a) Interest in subsidiary

		Consolidated
	09/2019	12/2018
	TIM S.A.	TIM S.A.
Number of shares held	42,296,789,606	42,296,789,606
Interest in total capital	100%	100%
Shareholders' equity	21,536,713	19,526,515
Net income for the period	2,912,917	2,672,647
Equity in income from subsidiaries	2,912,917	2,672,647
Investment amount	21,536,713	19,526,515

(b) Changes in investments in subsidiaries

	TIM Celular	TIM S.A.	Total
Balance of investments as at December 31, 2017	16,724,656	1,231,926	17,956,582
Equity in income from subsidiaries	-	2,672,647	2,672,647
TIM Celular merger effect	(16,724,656)	16,724,656	-
Stock options	-	3,170	3,170
Retirement complement	-	(142)	(142)
Interest on equity	-	(953,795)	(953,795)
Supplementary dividends	-	(89,828)	(89,828)
Impact from initial adoption of the new accounting standards		(62,119)	(62,119)
Balance of investments as at December 31, 2018	-	19,526,515	19,526,515
Equity pick-up	-	2,912,917	2,912,917
Stock options	-	2,281	2,281
Interest on equity	-	(905,000)	(905,000)
Balance of investments as at September 30, 2019	-	21,536,713	21,536,713

(In thousands of Reais, except as otherwise stated)

As of September 30, 2019, the Company (parent company) has a receivable balance of interest on equity and minimum mandatory dividends in the amount of R$739,250 (R$362,436 in 2018), and the settlement thereof is expected to take place in the beginning of the next year.

14 Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "other operating expenses (revenue), net" in the statement of income.

(a) Changes in property, plant and equipment

	Consolidated					
	Balance for Dec/18	Adoption of IFRS 16/ CPC 06 (R2)	Additions	Disposals	Transfers	**Balance for Sep/19**
Total cost of property, plant and equipment, gross	33,832,803	5,256,114	3,268,579	(486,324)	11,399	41,882,571
Commutation/transmission equipment	20,806,249	-	17,707	(123,502)	802,963	21,503,417
Fiber optic cables	762,175	-	-	-	33,353	795,528
Leased handsets	2,313,945	-	1,189	(16,766)	143,419	2,441,787
Infrastructure (a)	6,133,810	-	-	(337,504)	163,209	5,959,515
Informatics assets	1,679,328	-	-	(9,012)	24,744	1,695,060
General use assets	796,839	-	-	(618)	36,799	833,020
Rights-of-use in leases (b) (Note 2.f)	-	5,256,114	1,200,378	-	11,399	6,467,891
Land	40,794	-	-	-	-	40,794
Construction in progress	1,299,663	-	2,049,305	1,078	(1,204,487)	2,145,559
Accumulated depreciation	(22,629,181)	-	(2,707,848)	138,530	-	(25,198,499)
Commutation/transmission equipment	(14,936,069)	-	(1,152,007)	121,980	-	(15,966,096)
Fiber optic cables	(345,532)	-	(48,845)	-	-	(394,377)
Leased handsets	(2,132,227)	-	(96,046)	3,756	-	(2,224,517)
Infrastructure (a)	(3,157,890)	-	(332,170)	3,174	-	(3,486,886)
Informatics assets	(1,512,114)	-	(47,912)	9,012	-	(1,551,014)
General use assets	(545,349)	-	(34,188)	608	-	(578,929)
Right-of-use in leases (b) (Note 2.f)	-	-	(996,680)	-	-	(996,680)
Total property, plant and equipment, net	11,203,622	5,256,114	560,731	(347,794)	11,399	16,684,072
Commutation/transmission equipment	5,870,180	-	(1,134,300)	(1,522)	802,963	5,537,321
Fiber optic cables	416,643	-	(48,845)	-	33,353	401,151
Leased handsets	181,718	-	(94,857)	(13,010)	143,419	217,270
Infrastructure (a)	2,975,920	-	(332,170)	(334,330)	163,209	2,472,629
Informatics assets	167,214	-	(47,912)	-	24,744	144,046

(In thousands of Reais, except as otherwise stated)

General use assets	251,490	-	(34,188)	(10)	36,799	254,091
Rights-of-use in leases (b) (Note 2.f)	-	5,256,114	203,698	-	11,399	5,471,211
Land	40,794	-	-	-	-	40,794
Construction in progress	1,299,663	-	2,049,305	1,078	(1,204,487)	2,145,559

(a) In 2019, the amount of the leaseback of Towers was remeasured for better alignment with the methodology set forth by new standard IFRS 16, based on paragraph C11 of the new pronouncement and excluding projected inflation on futures earnings, in the amount of R$313,130.

(b) Restated by lease agreements on identifiable assets eligible under the new standard IFRS16 / CPC 06 (R2). Basically: lease of network infrastructure, vehicle leases, store leases and property leases, as follows:

	Consolidated					
	Lease operation - network	Lease operation - vehicles	Lease operation – Stores & kiosks	Lease operation - Property	Lease operation – Land (Network)	Total
Balances as at January 1, 2018	2,625,145	6,792	375,286	1,540,685	719,604	5,267,512
Additions in the period	620,498	3,704	168,716	104,262	303,198	1,200,378
Depreciation	(376,614)	(5,497)	(108,998)	(210,156)	(295,415)	(996,680)
Balances as at September 30, 2019	2,869,029	4,999	435,004	1,434,791	727,387	5,471,210
Useful life - %	23.58%	76.35%	49.28%	20.45%	67.29%	

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets over the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b) Depreciation rates

	Annual rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20
Right-of-use in lease	18 to 75

In 2018, pursuant to IAS 16 (CPC 27), approved by a CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

(In thousands of Reais, except as otherwise stated)

On September 30, 2019, the Company analyzed the assumptions used for assessing the useful life of property, plant and equipment, and concluded that the assumptions used in the previous assessment, which was conducted in 2018, are still the same. The Company will conduct a new assessment of the useful life of property, plant and equipment before the end of the year ending December 31, 2019.

15. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, (ii) goodwill on expectation of future profits in purchases of companies, and (iii) costs of commission paid to dealers to obtain a new client.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations and in the case of costs of commission for the term of the agreement, as mentioned in Note (f) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

(a) Changes in intangibles

	Consolidated					
	Balance for Dec/18	Additions/ Amortization	Disposals	Transfers	Other Transactions (g)	**Balance for Sep/19**
Total cost of intangible assets, gross	29,366,779	630,823	-	(28,874)	(69,759)	29,898,969
Right to use software	17,142,641	-	-	716,516	-	17,859,157
Authorizations	7,638,970	16,912	-	2,001,803	(109,770)	9,547,915
Goodwill	1,527,219	-	-	-	-	1,527,219
Right to use the infrastructure of LT Amazonas	198,202	-	-	(28,874)	-	169,328
Other assets	307,654	-	-	11,316	-	318,970
Intangible assets under development	2,552,093	613,911	-	(2,729,635)	40,011	476,380
Accumulated amortization	(18,684,775)	(1,370,854)	-	2	-	(20,055,627)
Right to use software	(13,681,086)	(1,048,523)	-	2	-	(14,729,607)
Authorizations	(4,845,642)	(298,930)	-	-	-	(5,144,572)
Right to use the infrastructure of LT Amazonas	(52,441)	(5,821)	-	-	-	(58,262)
Other assets	(105,606)	(17,580)	-	-	-	(123,186)
Total intangible assets, net	10,682,004	(740,031)	-	(28,872)	(69,759)	9,843,342
Right to use software (c)	3,461,555	(1,048,523)	-	716,518	-	3,129,550

(In thousands of Reais, except as otherwise stated)

Authorizations	2,793,328	(282,018)	-	2,001,803	(109,770)	4,403,343
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Right to use the infrastructure of LT Amazonas (e)	145,761	(5,821)	-	(28,874)	-	111,066
Other assets	202,048	(17,580)	-	11,316	-	195,784
Intangible assets under development (f)	2,552,093	613,911	-	(2,729,635)	40,011	476,380

In 2019, the amount of line item "Right to use Infrastructure – LT Amazonas" was remeasured for better alignment with the methodology set forth in new standard IFRS16, excluding projection inflation on future earnings, in the amount of R$28,874.

Construction in progress represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at December 31, 2018 and 2017, with no necessary adjustment.

(b) Amortization rates

	Annual rate %
Right to use software	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c) Right to use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

(d) Goodwill from previous years

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at September 30, 2019 and December 31, 2018:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary's expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – "TIM Fiber SP") and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

(In thousands of Reais, except as otherwise stated)

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary on August 29, 2012.

The subsidiary recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

Impairment test

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company's Management understands that the smaller cash generating units, for the purposes of testing the impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiary.

Consequently, the impairment testing of the goodwill used this CGU (TIM Participações) and the value in use method, with the principal assumptions used in impairment testing being summarized below:

- Progressive decrease of the prepaid customers base and, in accordance with the historical trend and the industrial plan, this is being offset by greater penetration of postpaid services, in line with the Company's business plan prepared for the period of 3+2 years, when the cash flow will stabilize, and the growth can be estimated based on perpetuity.

- Operation and maintenance cost estimates considering the change in the client base, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (3.97% p.a. on average) is in line with the estimates prepared by representative market institutions.

- Considering that it is an ongoing business, from the fifth year, a perpetual nominal growth rate of cash flow of 2.50% p.a. was estimated.

- The discount rate for the estimated future cash flow was 10.70% p.a., while 14.77% is the equivalent discount rate to the same value in use excluding the impact of income taxes from the future cash flow.

As at September 30, 2019, the Company did not identify any indicators of impairment, and therefore, there was no need to review the impairment test during the period.

(e) Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fell within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

(In thousands of Reais, except as otherwise stated)

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(f) Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for the development of 4G technology, which include: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i) On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The remaining balance of R$61 million was recorded as debt, as provided for in the call notice.

The subsidiary is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI. These amounts are capitalized by the Company. The impact for the period ended September 30, 2019 was R$1,636 (R$4,345 on September 30, 2018) of interest and R$732 (R$3,603 on September 30, 2018) of monetary adjustments.

(ii) Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company also had an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named "*Entidade Administradora da Digitalização*", or "EAD". From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to Net Present Value ("NPV").
The Company made the payments as at April 9, 2015, January 26, 2017 and January 16, 2018 in the amounts of R$370,379, R$858,991 and R$142,862, respectively.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges on funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 7.29% per annum in connection with the borrowing and financing in force during the period. The amount capitalized during the period ended September 30, 2019 was R$38,375 (R$120,371 as at September 30, 2018).

(g) Other transactions

"Other transactions" include: (i) the remeasurement of amounts of authorizations in accordance with Anatel Resolution 695/18; and (ii) interest capitalized as a result of the acquisition of the 4G license, in accordance with CPC 20(R1)/IAS 23.

(In thousands of Reais, except as otherwise stated)

16 Finance leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

<u>Assets</u>

	Consolidated	
	09/2019	12/2018
LT Amazonas	157,511	208,049
	157,511	208,049
Current portion	(4,789)	(22,491)
Non-current portion	152,722	185,558

<u>LT Amazonas</u>

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A (Price Index Rate). The consolidated nominal amount of future installments receivable by the subsidiary is R$322,443 (R$499,823 on December 31, 2018).

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

(In thousands of Reais, except as otherwise stated)

	Nominal amount	Present value
Up to September 2020	23,206	4,789
September 2020 to September 2024	92,826	59,825
September 2024 onwards	206,411	92,897
	322,443	157,511

The present value of installments receivable is R$157,511 (R$208,049 as at December 31, 2018), consisting entirely of principal and estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum. In 2019, its value was reassessed to better align it with the methodology of the new standard IFRS 16, removing the component of projected inflation on future income.

Liabilities

	Consolidated	
	09/2019	12/2018
LT Amazonas (i)	278,100	359,987
Sale of towers (*leaseback*) (ii)	1,197,799	1,501,695
Other (iv)	108,567	78,392
Sub-total	1,584,466	1,940,074
Other lease operations (Note 2.f) and (iii):		-
Lease– Network	3,050,486	-
Lease – Vehicles	6,351	-
Lease – Stores and kiosks	197,938	-
Lease - Properties	297,267	-
Lease - Land (network)	1,558,338	-
Lease – Fiber	805,363	-
Sub-total (IFRS/CPC 06 (R2)	5,915,743	-
Total	7,500,209	1,940,074
Current portion	(840,242)	(205,048)
Non-current portion	6,659,967	1,735,026

Interest paid in the period ended September 30, 2019 regarding IFRS16/CPC 06(R2) amounted to R$434,539.

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil ("LT Amazonas"). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

(In thousands of Reais, except as otherwise stated)

	Nominal amount	Present value
Up to September 2020	44,079	10,027
September 2020 to September 2024	176,315	107,012
September 2024 onwards	392,181	161,061
	612,575	278,100

The consolidated nominal value of future installments due from the subsidiary is R$612,575. Its present value is R$278,100, composed entirely of principal and was estimated on the date on which the agreements were signed with the transmission companies by projecting the future payments and discounting these at 14.44% per annum. Additionally, the right to use balance of LT Amazonas also includes R$70,759 related to investments in property, plant and equipment made by the subsidiary and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

ii) Sale and leaseback of Towers

The subsidiary entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. ("ATC") in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement ("MLA") for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal amount	Present value
Up to September 2020	187,720	22,509
September 2020 to September 2024	750,881	465,312
September 2024 onwards	2,038,692	709,978
	2,977,293	1,197,799

(In thousands of Reais, except as otherwise stated)

The consolidated nominal amount of the sum of future installments payable by the subsidiary is R$2,977,293. The present value is R$1,197,799, consisting entirely of principal. The present value was estimated by projecting future payments discounted at the discount rates used on the transaction date, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease and/or loan. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

(iii) Other lease operations

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16/COC O6 (R2).

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed, and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Up to September 2020	October 2020 to September 2024	October 2024 onwards	Face values	Present values
Total other lease operations	1,361,909	4,140,107	3,740,589	9,242,606	5,915,743
Lease operation - network	587,268	2,143,444	2,191,043	4,921,753	3,050,486
Lease operation - vehicles	4,806	3,757	-	8,563	6,351
Lease operation – Stores & kiosks	76,834	149,481	1,804	228,119	197,938
Lease operation - Property	63,724	214,742	166,540	445,006	297,267
Lease operation – Land (Network)	286,889	1,015,757	1,381,202	2,683,849	1,558,338
Lease operation – Fiber	342,388	612,926	-	955,316	805,363

The present value, principal and interest as at September 30, 2019 for the agreements above, was estimated on a monthly basis, based on the average incremental rate of the Company's loans, namely 11.06%. Changes to the financial liabilities of lease operations are shown in Note 36.

Lease amounts considered low, or lower than 12 months, recognized in rental expenses amounted to R$61,583 on September 30, 2019.

(iv) Substantially represented by the financial leases of transmission towers.

17. Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of the TFF payable to Fistel annually in the month of March.

(In thousands of Reais, except as otherwise stated)

18. Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
	2,787	11,770	2,923,128	4,323,374
Local currency	2,503	11,490	2,794,639	4,158,599
Suppliers of materials and services (a)	2,503	11,490	2,689,290	4,027,092
Interconnection (b)	-	-	71,464	98,060
Roaming (c)	-	-	143	162
Co-billing (d)	-	-	33,742	33,285
Foreign currency	284	280	128,489	164,775
Suppliers of materials and services (a)	284	280	93,777	137,397
Roaming (c)	-	-	34,712	27,378
Current portion	2,787	11,770	2,923,128	4,323,374

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and Management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

19. Authorizations payable

As at September 30, 2019, the Company and its subsidiary had the following commitments to ANATEL:

	Consolidated	
	09/2019	12/2018
Renewal of authorizations (i)	191,037	300,253
Updated ANATEL debt (ii)	123,176	113,547
	314,213	413,800
Current portion	(87,348)	(65,464)
Non-current portion	226,865	348,336

(In thousands of Reais, except as otherwise stated)

(i) In order to provide SMP services, the subsidiary obtained radio frequency authorizations for a fixed period, renewable for a further 15 years. The extension of the right-of-use includes the payment of 2% of the net revenue recorded in the regions covered by the authorization that ends every two years. As at September 30, 2019, the subsidiary had balance due related to the renewal of authorizations in the amount of R$191,037 (R$300,253 as at December 31, 2018).

(ii) On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a trade liability, according to the payment method provided for in the call notice. Due to the absence of bids for some lots in the Call Notice for the 700 MHZ band, the subsidiary, along with other bidders, had to bear a proportion of the costs of these lots. Thus, the EAD was organized, with respect to which the total commitment assumed by the subsidiary was R$1,199 million. This amount was paid in four installments adjusted by the IGP-DI (Daily General Price Index) (Note 15.f).

As at June 30, 2015, the subsidiary filed a lawsuit challenging a surplus charge of R$61 million (R$123 million as at September 30, 2019), which is still pending trial.

The authorizations held on a primary basis by TIM S.A. as at September 30, 2019, as well as their maturity dates, are detailed below:

	Maturity date						
Authorization instruments	**450 MHz**	**800 MHz, 900 MHz and 1,800 MHz**	**Additional frequencies 1,800 MHz**	**1,900 MHz and 2,100 MHz (3G)**	**2,500 MHz V1 Band (4G)**	**2,500 MHz (P** Band (4G)**	**700 MHz (4G)**
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region - July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029

(In thousands of Reais, except as otherwise stated)

Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.
** Only complementary areas in some specific States.

20 Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	09/2019	12/2018
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Dec/19 to Jul/22	325,398	578,312
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	405,524	489,421
BNDES (PSI) (1)	R$	2.50% a 3.50% a.a.	Dec/19 to Jan/21	28,361	56,804
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	0	43,420
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan/24 to Dec/25	377,731	378,595
Debentures (2)	R$	104.1% of the CDI	Jul/20	1,012,848	-
Cisco Capital (3)	USD	1.80% to 2.50% p.a.	Nov/19 to Dec/20	83,929	116,465
Total				2,233,791	1,663,017
Current				(1,464,848)	(698,728)
Non-current				768,943	964,289

Guarantees:
(1) Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.
(2) Guaranteed by the holding company TIM Participações.
(3) No guarantee.

The Parent Company TIM Participações did not have borrowing and financing as at September 30, 2019.

The financing arranged by the subsidiary with BNDES was raised for the purpose of expanding the mobile phone network. The agreements include covenants that require certain financial ratios to be attained, calculated semi-annually. The Parent Company, TIM Participações, has complied with these financial ratios.

(In thousands of Reais, except as otherwise stated)

In 2018, the Company prepaid R$2,200 million of the debt to BNDES, reducing the debit balance of the facility. The decrease in the debt balance with BNDES did not change the original payment schedule of the payments due to the Bank, the last installment of which matures in July 2022. All prepayments made were intended to enable the Company effectively to manage its indebtedness and cash.

In May 2018, the Company obtained a new credit line of R$1,500 million from BNDES to finance investments in property, plant and equipment (capex) for the 2017-2019 period. Up to September 30, 2019, the Company had not used said credit facility, which will be available for use until December 2019, and its disbursement is not mandatory. The cost of this credit facility is indexed to the variations in the Long-Term Interest Rate ("TJLP") plus interest of 1.95% per year. As of March 2019, upon the execution of the Finame Direto agreement, the Company opted to cancel sub-credit "B" of this agreement (equivalent to R$390 millions).

In January 2019, through its subsidiary, the Company held the first (1st) issue of unsecured non-convertible debentures in the amount of R$1,000 million. Maturing in July 2020, the issue aimed to strengthen working capital and pays interest of 104.10% of the CDI rate.

The issue of debentures by the subsidiary and guaranteed by the parent company has a restrictive covenant that establishes the use of a certain financial index calculated on a half-yearly basis. The parent company TIM Participações has respected the financial index defined.

In March 2019, the Company obtained a new credit facility in the amount of R$390 million from Finame, a company of the BNDES system. The agreement aimed to improve the conditions of one of the sub-credits, in the same amount, obtained from BNDES in May 2018, with respect to both term and cost. The cost of this credit facility is indexed to the TJLP plus interest of 1.44% per year, and its availability extends through December 2020, without any reimbursement obligations.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of opening	Term	Total amount	Undrawn balance	Amount used as at September 30, 2019
BNDES (1)	TJLP	May/18	Dec/19	1,090,000	1,090,000	-
BNDES (2)	TJLP	May/18	Dec/19	20,000	20,000	-
FINAME	TLP	Mar/19	Dec/20	390,000	390,000	-
Total R$				1,500,000	1,500,000	-

Purpose:

(i) Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment.
(ii) Investment in social projects involving the community.
(iii) Investment solely toward the purchase of machinery and equipment, industrial systems and/or other components manufactured in the country.

The Investment Sustainment Program ("PSI") financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in BNDES' ordinary operations. The balance as at September 30, 2019, corresponding to the adjustment of the subsidy

(In thousands of Reais, except as otherwise stated)

granted by the BNDES for all the PSI lines, was approximately R$47 million. This amount was recorded in "Deferred revenue" under the "Government subsidies" (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in "Subsidy income" (Note 29).

The subsidiary has swap transactions to protect itself fully against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting (see note 36).

The long-term portions of borrowing and financing as at September 30, 2019 mature as follows:

	Consolidated
2020	117,854
2021	305,650
2022	207,528
2023	34,568
2024	81,345
2025	21,998
	768,943

The table below includes the schedule of nominal values of borrowing and financing estimated up to the termination of the agreements.

	Nominal value
2019	224,825
2020	1,357,876
2021	305,650
2022	207,528
2023	34,568
2024	81,345
2025	21,999
	2,233,791

<u>Borrowing fair value</u>

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purposes of the fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at fair value as at the withdrawal date, and the fair value is calculated considering the CDI rate as at the withdrawal date.

Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish development agency. Given the features of this transaction, the Company believes that its fair value is equal to that shown in the balance sheet.

(In thousands of Reais, except as otherwise stated)

Regarding the funds raised with Cisco Capital, current market conditions do not indicate the existence of any factor that might lead to a fair value for these transactions different to that shown in the accounting records.

21. Indirect taxes, charges and contributions payable

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Indirect taxes, charges and contributions payable	500	447	432,121	453,941
Value added tax on goods and services - ICMS	-	-	345,578	361,558
ANATEL taxes and charges	-	-	21,264	21,320
ISS	494	441	60,616	59,764
Others	6	6	4,663	11,299
Current portion	(500)	(447)	(429,172)	(451,169)
Non-current portion	-	-	2,949	2,772

22. Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payments of income tax and social contribution.

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Direct taxes, charges and contributions payable	96,132	47,285	521,189	542,213
Income tax and social contribution	-	-	281,978	372,467
PIS/COFINS	39,318	19,340	86,330	76,072
Other (*)	56,814	27,945	152,881	93,674
Current portion	(96,132)	(47,285)	(308,760)	(332,333)
Non-current portion	-	-	212,429	209,880

(*) Basically refers to the subsidiary joining, since 2009, the REFIS program, a federal fiscal program that permits the companies to pay the debts due on federal taxes (PIS, COFINS, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

(In thousands of Reais, except as otherwise stated)

23. Deferred revenue

	Consolidated	
	09/2019	12/2018
Deferred revenues	1,136,770	1,313,467
Prepaid services to be provided (1)	193,816	301,621
Government grants (2)	47,274	63,731
Network swap (3)	4,844	11,449
Anticipated receipts	8,234	18,626
Deferred revenue for sale of towers (4)	856,541	897,112
Contractual liability (5)	26,061	20,928
Current portion	(290,830)	(406,867)
Non-current portion	845,940	906,600

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program. The total sum of the subsidies granted by the BNDES through September 30, 2019, was R$203 million. This amount is being amortized according to the useful life of the asset being financed and appropriated to the "Other income (expenses), net" (Note 29).

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

(5) Contracts with customers.

As at September 30, 2019, the balance of contractual assets and liabilities was as follows:

	09/2019
Accounts receivable included in trade accounts receivable	2,519,911
Contractual assets	1,618
Contractual liabilities	(23,877)

Contracts with costumers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

(In thousands of Reais, except as otherwise stated)

Summary of the main changes during the period:

	Contractual asset (liability)
Balance as at January 1, 2019	(20,798)
Additions	(11,121)
Write-offs	9,660
Balance as at September 30, 2019	(22,259)

The estimated realization of the balances of contractual assets and liabilities is described below:

	2019	2020	2021
Contractual asset (liability)	(5,754)	(15,311)	(1,194)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

24. Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company's legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent Company		Consolidated	
	09/2019	12/2018	09/2019	12/2018
Provision for legal and administrative proceedings	43,977	9,837	1,066,066	849,408
Civil (a)	-	-	226,792	111,301
Labor (b)	43,977	2,646	322,275	435,438
Tax (c)	-	7,191	484,811	271,214
Regulatory (d)	-	-	32,188	31,455

The changes in the provision for legal and administrative proceedings can be summarized as follows:

(In thousands of Reais, except as otherwise stated)

	Dec/2018	Additions, net of reversals	Payments	Monetary adjustment	Sep/2019
	849,408	485,986	(499,192)	229,864	1,066,066
Civil (a)	111,301	293,222	(256,275)	78,544	226,792
Labor (b)	435,438	88,699	(236,958)	35,096	322,275
Tax (c)	271,214	103,975	(5,708)	115,330	484,811
Regulatory (d)	31,455	90	(251)	894	32,188

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a. Civil proceedings

a.1. Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$148,687 (R$86,039 as at December 31, 2018) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2. Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$29,178 (R$5,814 as at December 31, 2018).

a.3. Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$13,409 (R$10,378 as at December 31, 2018).

a.4. Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$29,381 (R$3,060 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

a.5 Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$306 (R$239 as at December 31, 2018).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services ("VAS") and interconnection; (ii) *pro rata* monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,330 (R$1,270 as at December 31, 2018).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provision set forth in the period preceding the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiary to be held liable for labor obligations not complied with by the service providers contracted.

Of the total number of 3,269 labor claims as at September 30, 2019 (3,948 as at December 31, 2018) filed against the Company and its subsidiary, most of them relate to claims involving former employees of service providers, followed by claims filed by the Company's own employees. The provision for these proceedings amounts to R$313,407, monetarily restated (R$426,570 as at December 31, 2018).

A significant portion of this provision refers to organizational restructuring procedures, of which the Company highlights the closing of the activities of the call centers, as well as proceedings related to TIM's internal sites, which led to the termination of employee contracts. As at September 30, 2019, the provision for these proceedings totaled R$58,687, monetarily restated (R$27,981 as at December 31, 2018).

c. Tax processes

	09/2019	12/2018
Federal taxes	154,443	82,033
State taxes	248,344	103,546
Municipal taxes	5,637	1,713
TIM S.A. proceedings (purchase price allocation)	76,387	83,922
	484,811	271,214

(In thousands of Reais, except as otherwise stated)

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

a. The provision for TIM S.A. has been made for 38 cases challenging the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payments and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions in foreign currency and changes to accountholders as a result of mergers, with updated provision amounts totaling R$9,512 (R$ R$9,335 as at December 31, 2018), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include the benefits of voluntary reporting, for which the amount provided and updated is R$14,428 (R$14,060 as at December 31, 2018).

b. The Company set up a provision for a lawsuit seeking to collect social security contribution withheld at a rate of 11%, to which payments made by the Company to other legal entities as compensation for sundry activities should have supposedly been subject. The amount provisioned and updated is R$37,702 (R$36,685 as at December 2018).

c. Additionally, in the second quarter of 2019, the Company set up a provision for the FUST process alleging the unconstitutionality and illegality of FUST charges. Action for recognition of the right of not paying FUST and not including the revenues transferred as interconnection and EILD (Industrial Exploration of Dedicated Line) in the Company's calculation base, as well as the right of not being charged retroactively for the differences due to non-compliance with ANATEL Precedent 7/2005, in the amount of R$57,722 (no corresponding amount on December 31, 2018).

State taxes

The provision is substantially composed of the following proceedings:

The provision for TIM S.A. covers 42 proceedings, of which the most important are: (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$54,875 (R$42,628 as at December 31, 2018), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,993 (R$4,829 as at December 31, 2018), (iii) the cancellation of telecommunications services due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, the updated amount of which is R$25,267 (R$24,646 as at December 2018), and (iv) charges in view of alleged differences with respect to both inflow and outflow of goods, in accordance with a quantitative stock taking procedure, the updated amounts of which are equivalent to R$15,328 (provision for this proceeding established in 03/2019, without a corresponding amount as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

Finally, in the second quarter of 2019, the Company set up a provision for a process on the payment of ICMS and FECOP (State Anti-Poverty Fund) on the purchase of permanent assets and others, as well as the provision of Telecom services itself in specific cases provided for in the legislation. The amount involved was R$100,564 on September 30, 2019 (no corresponding amount as of December 31, 2018).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A. PPA

Tax proceedings arising from the acquisition of TIM S.A. and included in its purchase price allocation process, totaling R$76,387 (R$83,922 as at December 31, 2018).

d. Regulatory processes

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As at September 30, 2019, the amount classified as a probable risk related to Procedures to Verify Breaches of Obligations ("PADOs"), after monetary adjustments, amounted to R$32,070 (R$31,455 as at December 31, 2018).

e. Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company's legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the financial statements, as shown below:

		Consolidated
	09/2019	12/2018
	18,335,209	18,734,644
Civil (e.1)	1,041,017	1,046,521
Labor and social security (e.2)	519,289	523,236
Tax (e.3)	16,076,372	16,530,061
Regulatory (e.4)	698,531	634,826

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

(In thousands of Reais, except as otherwise stated)

e.1. Civil

	Consolidated	
	09/2019	12/2018
Actions filed by consumers (e.1.1)	384,662	405,635
ANATEL (e.1.2)	217,432	207,657
Consumer Protection Agencies (e.1.3)	64,688	84,231
Former trade partners (e.1.4)	178,531	173,213
Social and environmental, and infrastructure (e.1.5)	84,329	71,574
Other	111,375	104,211
	1,041,017	1,046,521

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors' lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) *pro rata* monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

(In thousands of Reais, except as otherwise stated)

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

There were 4,517 labor claims filed against the Company and its subsidiary as at September 30, 2019 (4,654 as at December 31, 2018) related to claims made by former employees and employees of service providers in the updated amount of R$528,157 (R$523,236 as at December 31, 2018).

A significant percentage of the existing proceedings relate to organizational restructuring processes, particularly the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employee contracts. In addition to these proceedings, there are others filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$19,172 (R$16,709 as at December 31, 2018).

The Company is a party to public civil actions filed by the Labor District Attorney's Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$19,706 as at September 30, 2019 (R$19,706 as at December 31, 2018). However, due to a decision of the STF on the theme, a judgment in favor of the Company is highly probable, as has been the case with individual actions on this issue as well.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions, documented through a formal "stamp note" in the employees' work contract. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$27 updated as possible risk, and R$1,900 updated as probable risk (R$515 updated as a possible risk, and R$2,727 as probable risk as at December 31, 2018).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting the inclusion of Holdco as a defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part. There is also a group of labor lawsuits in which former employees of the companies mentioned above are also requesting the inclusion of TIM Participações.

The remaining amounts relate to various labor claims lawsuits filed by the Company's own former employees and former employees of third parties.

e.2.1. Social security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the updated amount of R$538. TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonuses, non-adjusted bonuses, payments to self-employed persons and sales incentives in the updated amount of R$9,693 as at September 30, 2019 (R$9,693 as at December 31,

(In thousands of Reais, except as otherwise stated)

2018).

TIM S.A. received Tax Underpayment Assessments regarding alleged irregularity related to the payment of social security contributions levied on profit sharing; failure to pay Management's fees and failure properly to fill out the FGTS – GFIP tax form, and an erroneous GFIP declaration in the updated amount of R$1,559 (R$1,430 as at December 31, 2018).

e.3. Tax

	Consolidated	
	09/2019	**12/2018**
Federal taxes (e.3.1)	4,236,040	3,952,125
State taxes (e.3.2)	8,153,008	8,904,916
Municipal taxes (e.3.3)	706,912	693,616
FUST, FUNTTEL and EBC (e.3.4)	2,980,412	2,979,404
	16,076,372	16,530,061

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,372,422.

e.3.1. Federal taxes

Assessment against the TIM Group for federal taxes amounted to R$4,236,040 as at September 30, 2019, (R$3,952,125 as at December 31, 2018). Of this total, the following issues stand out:

(i) Alleged errors in the use of tax credits due to a reverse merger, the amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, allegedly improper use of SUDENE benefits caused by a lack of formalization of these benefits in the Federal Revenue Department ("RFB") and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,641,062 (R$2,543,851 as at December 31, 2018).

(ii) Method of offsetting tax losses and negative bases. The amount involved is R$202,157 (R$198,175 as at December 31, 2018).

(iii) Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$66,164 (R$64,537 as at December 31, 2018).

(iv) Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R$272,115 (R$296,589 as at December 31, 2018).

(v) Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$424,050 (R$412,715 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

e.3.2. State taxes

Assessment against the TIM Group for state taxes amounting as at September 30, 2019 to R$8,153,008 (R$8,904,916 as at December 31, 2018). Of the total amount, the following issues stand out:

(i) Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,044,049 (R$1,344,288 as at December 31, 2018).

(ii) Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$880,695 (R$1,110,827 as at December 31, 2018).

(iii) Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM S.A. is R$725,718 (R$767,142 as at December 31, 2018).

(iv) ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As at September 30, 2019, the amount involved for the subsidiary was R$3,221,334 (R$3,340,448 as at December 31, 2018).

(v) The use of credit to purchase electricity for the companies' production processes. The amount involved is R$130,176 (R$140,368 as at December 31, 2017).

(vi) Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$106,411 (R$116,880 as at December 31, 2018).

(vii) Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$200,076 (R$192,074 as at December 31, 2018).

(viii) Credits booked for the return of cell phones on free lease. The amount involved is R$162,643 (R$177,128 as at December 31, 2018).

(ix) Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$219,870 (R$139,758 as at December 31, 2018).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$706,912 as at September 30, 2019, (R$693,616 as at December 31, 2018). Of this amount, the following issues stand out:

(In thousands of Reais, except as otherwise stated)

a. Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$146,464 (R$142,355 as at December 31, 2018).

b. Collection of ISS on import of services. The amount involved is R$297,487 (R$283,620 as at December 31, 2018).

c. Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$126,478 (R$118,114 as at December 31, 2018).

e.3.4. FUST and FUNTTEL

The amount assessed against the TIM Group for contributions to FUST and FUNTTEL is R$2,980,412 (R$2,979,404 as at December 31, 2018). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (the Telecommunications Technical Development Fund) starting from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by mobile telecommunications service providers, from the effective date of Law Nº. 9.998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators, (ii) defaulting on other obligations under Instruments of Authorization, and (iii) not complying with SMP and STFC regulations, among other items.

As at September 30, 2019, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$698,649 (R$634,826 as at December 31, 2018). The variations mainly resulted from the handling of the PADOs included in the Consent Decree - “TAC” negotiated with ANATEL and new revenue recorded in the year 2019.

As at August 22, 2019, at the 874th Meeting of the ANATEL Board of Directors, the proposed Conduct Adjustment Commitment (“TAC”) was approved, and the Proceedings were sent back to the Federal Court of Auditors (TCU) for review.

On obtaining an extension of the authorization to use radio frequencies associated with SMP, the subsidiary TIM S.A. incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenue in the calculation base for these charges since 2011, and revenue from VAS since 2012. In the Company's opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization. Therefore, the charges received are being discussed at the administrative and/or legal levels.

(In thousands of Reais, except as otherwise stated)

25. Shareholders' equity

a. Capital stock

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company's shares, intending to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity. As at September 30, 2019, the Company held 659,454 treasury shares (784,317 for 2018) with a view to fulfilling the stock option plan (Note 26).

The Company is authorized to increase its capital upon a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

		Consolidated
	09/2019	12/2018
Net value paid up	9,866,298	9,866,298
Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Number of common shares	2,421,032,479	2,421,032,479

b. Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6.404/76, which refers to corporate entities. These reserves consist of:

	09/2019	12/2018
	411,913	412,091
Special goodwill reserve	380,560	380,560
Stock options	31,353	31,531

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

(In thousands of Reais, except as otherwise stated)

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its Parent Company having adopted IFRS, to consider the balances previously reported to the Parent Company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

As at December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles ("BR GAAP"), the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill on capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiary for the share options granted to their employees (Note 26).

For the period ended September 30, 2019, and the year ended December 31, 2018, the Company sold 243,488 and 1,194,576 common shares, respectively, to the beneficiaries of the share option plan (Note 26). These shares were held in treasury by the Company from the date of exercise of the options, at the average book value of R$10.86 and R$10.34, respectively. Additionally, through the Share Repurchase Program rolled out in October 2017, the Company purchased 80,945 shares in 2019 (377,052 in 2018) at the price of R$10.87 and R$11.64 (R$4,389 in 2018). As a result, the net effect on the repurchase program for treasury shares was R$3,525 (R$7,964 for 2018).

c. Profit reserves

c.1 Legal reserve

This refers to 5% of the income for every year ended December 31, until the legal reserve equals 20% of the capital stock, excluding, as from 2018, the balance set aside for the tax incentive reserve. Also, the Company is authorized to cease setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company's bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated

(In thousands of Reais, except as otherwise stated)

for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

c.3 Tax benefit reserve

The subsidiary enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. The accumulated amount of benefits enjoyed by the subsidiary was equivalent to R$1,419,056 on December 31, 2018.

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon ("SUDENE/SUDAM"), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

The Company and its subsidiary analyzed the best accounting practices and the corporate law, which resulted in the reclassification of tax incentives from "Capital Reserve" to "Profit Reserve" in Shareholders' Equity, in the amount of R$1,271,404 as of January 1, 2018, for purposes of comparing the information disclosed.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company's bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2018, dividends and interest on equity were calculated as shown below:

	2018
Net income for the year	2,545,101
(-) Tax incentives not to be distributed	(146,455)
(-) Legal reserve constitution	(119,932)
Revised profit	2,278,714
Minimum dividends calculated considering 25% of the revised profit	569,679
Breakdown of dividends payable and interest on equity:	
Interest on shareholders' equity	849,994
Dividends	-
Total dividends and interest on shareholders' equity distributed and proposed	849,994
IRRF on interest on shareholders' equity	(125,757)
Total dividends and interest on shareholders' equity, net	724,237

(In thousands of Reais, except as otherwise stated)

Dividends per share (*Reais* per share), net of IRRF	0.30

The balance of dividends and interest on shareholders' equity payable on December 31, 2018 included amounts not settled in previous years, in the amount of R$47,111 (R$40,266 as at December 31, 2017), in addition to the still unpaid return on equity allocated and calculated for 2018 in the amount of R$322,994.

Interest on shareholders' equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the quarterly reports, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders' equity. Interest on shareholders' equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance. As of September 30, 2019, the amount provisioned is R$ 747,691

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders' equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders' equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders' equity and dividends paid to shareholders were classified as "financing activities".

26. Long-term incentive plan

<u>2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan</u>

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentive plans, respectively the "2011-2013 Plan", the "2014-2016 Plan" and the "2018-2020 Plan" for the senior Management and key executives of the Company and its subsidiary.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan.

The 2018-2020 Plan, in turn, proposes granting to the participants shares issued by the Company, subject to certain time and/or performance conditions (attainment of specific targets). The number of shares may vary up or down depending on performance and possible declarations of dividends, considering the criteria specified for each Grant.

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

The total amount of the expense is recognized during the vesting period: that is, the period during

(In thousands of Reais, except as otherwise stated)

which specific vesting conditions must be met. On the date of each balance sheet, the Group reviews its estimates for the number of options that will vest, considering vesting conditions not related to the market and time with the company.

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vestings from past grants.

The variations in the quantity of shares/options are presented below:

Date of grant	Share options granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018-2020 Plan - 2ª Grant	914,952		11.28	-	914,952	-	-	-	914,952
2018-2020 Plan – 1st Grant	849,932	May/20	14.41	466,514	-	(115,949)	(41,647)	-	308,918
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	8.10	895,522	-	(120,681)	-	-	774,841
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	8.45	292,523	-	(122,807)	-	-	169,716
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	13.42	531,972	-	-	(121,175)	-	410,797
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	8.13	543,583	-	-	-	(543,583)	-
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	8.96	-	-	-	-	-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	8.84	-	-	-	-	-	-
Total	**19,297,768**			**2,730,114**	**914,952**	**(359,437)**	**(162,822)**	**(543,583)**	**2,579,224**
Average weighted price for the period			**10.85**						

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$ 8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$ 8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$ 13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$ 8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$ 8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$ 14.41	NA	3 years	NA
2019 Grant	R$ 11.28	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

(In thousands of Reais, except as otherwise stated)

- **2011-2013 Plan – 1st Grant** - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

- **2011-2013 Plan– 2nd Grant** - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

- **2011-2013 Plan– 3rd Grant -** Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

- **2014-2016 Plan– 1st Grant -** Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

- **2014-2016 Plan– 2nd Grant -** Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

- **2014-2016 Plan– 3rd Grant -** Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

- **2018-2020 Plan – 1st Grant -** Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

- **2018-2020 Plan – 2nd Grant -** Volume traded and the trading price of Tim Participações shares during the period from June 1, 2019 to June 30, 2019.

The Group recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders' equity. As at September 30, 2019 the expenses related to said long-term benefit plans totaled R$5,522 (R$426 as at September 30, 2018).

27. Net revenue

<u>Revenue from services rendered</u>

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

The revenue is recognized monthly based on invoicing, and billable revenue between the billing date and the end of the month (unbilled) is identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenue from the previous month are reversed out and unbilled amounts are calculated at each month-end, considering the revenue billed in the previous month.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners

(In thousands of Reais, except as otherwise stated)

regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems, tablets and other equipment) is recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer. Revenue from sales of devices to business partners is accounted for upon physical delivery to the partner, net of taxes, rather than upon sale to end customers, as the Company does not hold any control over the products sold.

Agreements closed with customers combining services and products

The Company offers loyal customers commercial packages combining cell phone devices and fixed or mobile telephony services, giving discounts on the devices and/or on services. In these cases, individual agreements are identified, performance obligations and transaction prices, allocating the total transaction price according to the individual selling price of each obligation. Revenue from services and products is recognized when each of the performance obligations provided for in the agreement with the customer is met, that is, when the customer holds control over the asset.

	Consolidated	
	09/2019	06/2018
Net operating revenue	12,790,630	12,524,007
Gross operating revenue	18,649,817	17,807,266
Service revenue	17,729,075	17,000,861
Service revenue – Mobile	16,492,866	15,888,980
Service revenue – Landline	1,236,209	1,111,881
Goods sold	920,742	806,405
Deductions from gross revenue	(5,859,187)	(5,283,259)
Taxes	(3,743,461)	(3,847,491)
Discounts given	(2,099,399)	(1,425,532)
Returns and other	(16,327)	(10,236)

(In thousands of Reais, except as otherwise stated)

28. Operating costs and expenses

	Consolidated							
	09/2019				09/2018			
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold(*)	Selling expenses	General and administrative expenses	Total
	(5,769,535)	(3,775,995)	(1,303,979)	(10,849,509)	(5,735,613)	(3,710,797)	(1,159,056)	(10,605,466)
Personnel	(40,290)	(465,304)	(310,047)	(815,641)	(29,189)	(468,947)	(237,258)	(735,394)
Third-party services	(422,393)	(1,554,456)	(372,926)	(2,349,775)	(377,359)	(1,629,194)	(327,153)	(2,333,706)
Interconnection and means of connection	(1,085,870)	-	-	(1,085,870)	(1,923,382)	-	-	(1,923,382)
Depreciation and amortization	(3,309,664)	(190,215)	(568,821)	(4,068,700)	(2,315,598)	(123,673)	(497,229)	(2,936,500)
Taxes, fees and contributions	(22,323)	(608,229)	(13,687)	(644,239)	(24,926)	(645,839)	(13,532)	(684,297)
Rent and insurance	(225,425)	(97,277)	(14,067)	(336,769)	(445,598)	(96,007)	(48,741)	(590,346)
Cost of goods sold	(660,303)	-	-	(660,303)	(616,398)	-	-	(616,398)
Publicity and advertising	-	(284,452)	-	(284,452)	-	(336,658)	-	(336,658)
Losses on doubtful accounts	-	(561,455)	-	(561,455)	-	(395,511)	-	(395,511)
Other	(3,267)	(14,607)	(24,431)	(42,305)	(3,163)	(14,968)	(35,143)	(53,274)

	Parent Company							
	09/2019				09/2018			
	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total
	-	-	(19,984)	(19,984)	-	-	(24,611)	(24,611)
Personnel	-	-	(16,790)	(16,790)	-	-	(21,165)	(21,165)
Third-party services	-	-	(3,261)	(3,261)	-	-	(2,837)	(2,837)
Taxes, fees and contributions	-	-	(253)	(253)	-	-	(12)	(12)
Rent and insurance	-	-	624	624	-	-	(213)	(213)
Other	-	-	(304)	(304)	-	-	(384)	(384)

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

(In thousands of Reais, except as otherwise stated)

29. Other income (expenses), net

	Parent Company		Consolidated	
	09/2019	09/2018	09/2019	09/2018
Income				
Subsidy income, net	-	-	16,457	19,305
Fines on telecommunications services	-	-	38,401	32,677
Revenue from disposal of assets	-	-	1,326	928
Other income (i)		-	1,839,935	56,364
	-	-	1,896,119	109,274
Expenses				
FUST/FUNTTEL (ii)		-	(102,297)	(107,520)
Taxes, fees and contributions		-	(3,593)	(3,016)
Provision for legal and administrative proceedings, net of reversal	(53,545)	(836)	(408,727)	(278,235)
Expenses involving the disposal of assets	-	-	(5,171)	(3,328)
Other expenses	(45)	(13)	(53,232)	(22,567)
	(53,590)	(849)	(573,020)	(414,666)
Other revenues (expenses), net	(53,590)	(849)	1,323,099	(305,392)

(i) The variation in the period refers to monetary correction on credits arising from a lawsuit filed by TIM Celular S.A. (merged into TIM S.A.) with a final and unappealable decision in favor of the Company at Higher Courts in 2019, which challenged the exclusion of the ICMS from the PIS and COFINS tax bases. The amount of R$1,795 million was recorded in other revenues in June 2019 (Note 9).

(ii) Expenses incurred with contributions on several telecommunications revenue amounts due to ANATEL, according to the legislation in force.

30. Financial income

	Parent Company		Consolidated	
	09/2019	09/2018	09/2019	09/2018
Financial income	(536)	1,353	1,460,737	308,184
Interest on financial investments	1,169	1,114	62,727	100,560
Interest received from clients	-	-	28,396	27,213
Swap interest	-	-	12,355	12,104
Interest on leasing	-	-	15,859	19,260
Monetary adjustments	(1,724)	227	1,286,867	14,764
Foreign exchange variation	19	12	50,110	116,148
Other income	-	-	4,423	18,135

(i) Includes the amount of R$1,229 million regarding the adjustment of credits from a legal proceeding of TIM Celular S.A. (absorbed by TIM S.A.) on the exclusion of ICMS from PIS and COFINS tax bases (Nota 9).

(In thousands of Reais, except as otherwise stated)

31. Financial expenses

	Parent Company		Consolidated	
	09/2019	09/2018	09/2019	09/2018
Financial expenses	(138,238)	(55,010)	(1,203,789)	(787,573)
Interest on borrowing and financing	-	-	(85,131)	(87,632)
Interest on taxes and fees	(37)	-	(9,835)	(12,300)
Swap interest	-	-	(18,931)	(27,508)
Interest on leasing	-	-	(614,037)	(199,075)
Monetary adjustment	(52,128)	(50,846)	(252,846)	(210,800)
Discounts granted	-	-	(22,296)	(24,343)
Foreign exchange variation	(38)	(21)	(50,200)	(114,012)
Other expenses [(1)]	(86,035)	(4,143)	(150,513)	(111,903)

[(1)] Includes PIS/COFINS amounts charged on financial events, and, particularly, on Interest on Shareholders' Equity.

The exchange variation for the period relates to borrowing and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 36).

The monetary adjustment relates mainly to the provisions for losses in legal and administrative proceedings.

32. Income tax and social contribution

	Consolidated	
	09/2019	09/2018
Current income and social contribution taxes		
Income tax for the year	(86,108)	(137,387)
Social contribution for the year	(32,194)	(48,764)
Tax incentive – SUDENE/SUDAM (*)	126,174	103,769
	7,872	(82,382)
Deferred income tax and social contribution		
Deferred income tax	(602,808)	640,477
Deferred social contribution	(217,011)	226,118
	(819,819)	866,595
Provision for income tax and social contribution contingencies	(5,406)	(5,055)
	(825,225)	861,540
	(817,353)	779,158

(In thousands of Reais, except as otherwise stated)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated	
	09/2019	09/2018	09/2019	09/2018
Income before income tax and social contribution	2,700,569	1,916,164	3,521,168	1,133,760
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(918,193)	(651,496)	(1,197,197)	(385,478)
(Additions)/exclusions:				
Unrecognized/recognized tax losses and temporary differences	(17,507)	(8,426)	(17,507)	963,121
Equity accounting income	990,392	678,395	-	-
Permanent additions and exclusions:				
Non-deductible expenses for tax purposes	(103)	-	28,966	(16,699)
Financial lease impact	-	-	(11,678)	(15,997)
Tax benefit related to allocated interest on shareholders' equity	(53,485)	(19,577)	254,215	159,800
Other additions and permanent exclusions	-	-	-	(3,019)
SUDENE/SUDAM tax incentive (*)	-	-	126,174	103,768
Other amounts	2,142	(2,142)	(326)	(26,338)
	921,439	648,250	379,844	1,164,636
Income tax and social contribution recorded in income for the period	3,246	(3,246)	(817,353)	779,158
Actual rate	-	-	23.21%	(68.72)%

(*) As mentioned in Note 25 c.3, for investment subsidies not to be considered within the taxable income, they must be recorded as tax incentive reserves, to be used only to offset losses or increase capital. The subsidiary TIM Celular has tax benefits which comply with these rules.

33. Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	09/2019	09/2018
Income attributable to shareholders of the Company	2,703,815	1,912,918
Weighted average number of common shares issued (thousands)	2,421,591	2,421,080
Basic earnings per share (expressed in R$)	1.12	0.79

(In thousands of Reais, except as otherwise stated)

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	09/2019	09/2018
Income attributable to shareholders of the Company	2,703,815	1,912,918
Weighted average number of common shares issued (thousands)	2,421,034	2,421,883
Diluted earnings per share (expressed in R$)	1.12	0.79

The calculation of the diluted earnings per share considered 586,000 shares (1,009,000 shares in 2018) related to the granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 27.

34. Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	09/2019	12/2018
Telecom Italia Sparkle (1)	4,256	2,877
TI Sparkle (3)	817	804
TIM Brasil (4)	18,077	13,993
Gruppo Havas (6)	48,209	75,600
Other	846	1,092
Total	72,205	94,366

	Liabilities	
	09/2019	12/2018
Telecom Italia S.p.A. (2)	73,494	89,433
Telecom Italia Sparkle (1)	19,641	11,895
TI Sparkle (3)	5,144	4,174
TIM Brasil (4)	6,044	6,044
Vivendi Group (5)	1,179	4,745
Gruppo Havas (6)	44,397	62,686
Other	6,182	107
Total	156,081	179,084

(In thousands of Reais, except as otherwise stated)

	Revenue	
	09/2019	09/2018
Telecom Italia S.p.A. (2)	465	442
Telecom Italia Sparkle (1)	4,500	804
TI Sparkle (3)	862	4,069
Total	5,827	5,315

	Costs/Expenses	
	09/2019	09/2018
Telecom Italia S.p.A. (2)	70,074	36,752
Telecom Italia Sparkle (1)	23,865	22,685
TI Sparkle (3)	13,846	14,144
Vivendi Group (5)	1,361	9,355
Gruppo Havas (6)	188,838	245,132
Others	14,439	17,961
Total	312,423	346,029

(1) These amounts refer to roaming, VAS, assignment of means and international voice data - wholesale.

(2) These amounts refer to international roaming, technical post-sales assistance and VAS.

On May 17, 2018, TIM Participações and Telecom Itália signed a licensing agreement on the use of a registered trademark and formally granted to TIM Participações and its subsidiary the right to use the "TIM" trademark against the payment of royalties of 0.5% of the company's net revenues. The payment is made on a quarterly basis.

(3) The amounts refer to the leasing of links and EILD, lease of means (submarine cables) and signaling services.

(4) The amounts refer mainly to judicial deposits related to labor proceedings.

(5) The amounts refer to VAS.

(6) The amounts refer to publicity services, of which R$172,956 (R$232,492 in 2018) recorded in income, relates to transfers.

The Company engages in social investment actions that include donations, programs developed by the TIM Institute and sponsorships. In 2019, the Company invested R$3,001 million out of its own funds in social benefits.

Basically, the loans made are intended to finance a temporary cash need of the Company, maturing on September 30, 2019.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

(In thousands of Reais, except as otherwise stated)

35. Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	09/2019	09/2018
Salaries and other short-term benefits	16,805	24,581
Share-based payments	4,858	5,331
	21,663	29,912

36. Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company's derivative financial transactions consist specifically of swap contracts.

The Company's financial instruments are presented, through its subsidiary, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at September 30, 2019, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(In thousands of Reais, except as otherwise stated)

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP and/or TLP-indexed financing taken by the subsidiary, when these rates are not proportional to the CDI rate. As at September 30, 2019, the subsidiary had no swap transactions linked to the TJLP and/or TLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiary due to the indebtedness and the obligations assumed by the subsidiary under the swap contracts indexed to floating interest rates (CDI percentage). However, as at September 30, 2019, the subsidiary's financial funds were invested in CDIs and this considerably reduces this risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiary factoring in losses arising from the inability of subscribers to pay the invoiced amounts. To keep this risk to a minimum, the subsidiary undertakes preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event that the customers do not pay their debts. There were no customers contributing more than 10% of the net accounts receivable as at September 30, 2019 and December 31, 2018 or revenue from services rendered.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the Group regarding the sale of handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. There are no customers that have accounted for more than 10% of the receivables from the sale of goods during the period ending in September 2019 and 2018. The Company had two customers that accounted for more than 10% of the net trade accounts receivable from the sale of goods as at September 30, 2019.

(v) Liquidity risk

- Liquidity risk arises from the need for cash to meet the Company's obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company's liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

(In thousands of Reais, except as otherwise stated)

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	09/2019			12/2018		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Transactions involving derivatives	71,961	(2,185)	69,776	81,408	(11,618)	69,790
Current portion	29,873	(2,185)	27,688	50,769	(2,373)	48,396
Non-current portion	42,088	-	42,088	30,639	(9,245)	21,394

The consolidated financial derivative instruments with long-term maturities as at September 30, 2019 were as follows:

	Assets	Liabilities
2020	6,689	-
2021	9,656	-
2022 onwards	25,743	-
	42,088	-

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 20 and 16.

(In thousands of Reais, except as otherwise stated)

Consolidated financial assets and liabilities valued at fair value:

	09/2019		
	Level 1	Level 2	Total
Total assets	785,199	71,961	857,160
Financial assets valued at fair value	785,199	71,961	857,160
Derivatives used for hedging purposes	-	71,961	71,961
Securities	785,199	-	785,199
Total liabilities	-	2,185	2,185
Financial liabilities valued at fair value through profit or loss	-	2,185	2,185
Derivatives used for hedging purposes	-	2,185	2,185

	12/2018		
	Level 1	Level 2	Total
Total assets	784,841	81,408	866,249
Financial assets valued at fair value	784,841	81,408	866,249
Derivatives used for hedging purposes	-	81,408	81,408
Securities	784,841	-	784,841
Total liabilities	-	11,618	11,618
Financial liabilities valued at fair value through profit or loss	-	11,618	11,618
Derivatives used for hedging purposes	-	11,618	11,618

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and repurchases classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available, and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

(In thousands of Reais, except as otherwise stated)

- Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

September 30, 2019

	Measured at amortized cost	Fair value through profit or loss	Total
Assets, per balance sheet	5,555,612	857,160	6,412,772
Derivative financial instruments	-	71,961	71,961
Trade accounts receivable and other accounts receivable, excluding prepayments	3,308,944	-	3,308,944
Marketable securities	-	785,199	785,199
Cash and cash equivalents	875,857	-	875,857
Leasing	157,511	-	157,511
Judicial deposits	1,171,919	-	1,171,919
Other assets to offset	41,381	-	41,381

	Measured at amortized cost	Fair value through profit or loss	Total
	13,331,944	2,185	13,334,129
Liabilities per balance sheet			
Borrowing and financing	2,233,791	-	2,233,791
Derivative financial instruments	-	2,185	2,185
Suppliers and other obligations, excluding legal obligations	2,923,128	-	2,923,128
Leasing	7,500,209	-	7,500,209
Dividends payable	674,816	-	674,816

(In thousands of Reais, except as otherwise stated)

December 31, 2018

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	5,639,420	871,478	6,510,898
Derivative financial instruments	-	81,408	81,408
Trade accounts receivable and other accounts receivable, excluding prepayments	2,969,116	-	2,969,116
Marketable securities	-	790,070	790,070
Cash and cash equivalents	1,075,530	-	1,075,530
Leasing	208,049	-	208,049
Judicial deposits	1,345,113	-	1,345,113
Other assets to offset	41,612	-	41,612

	Measured at amortized cost	Fair value through profit or loss	Total
Liabilities per balance sheet	8,867,344	11,618	8,878,962
Borrowing and financings	2,233,791	-	2,233,791
Derivative financial instruments	-	11,618	11,618
Suppliers and other obligations, excluding legal obligations	4,323,374	-	4,323,374
Leasing	1,940,074	-	1,940,074
Dividends payable	370,105	-	370,105

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company's policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As at September 30, 2019, no types of margins or collateral applied to the Company's or the subsidiary's transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders' equity and concentration levels of transactions and funding.

(In thousands of Reais, except as otherwise stated)

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at September 30, 2019 and December 31, 2018 are shown in the table below:

September 30, 2019

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE	
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	377,731	377,731	100%	LIBOR 6M + 0.75% p.a.	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	83,928	83,928	100%	2.18% p.a.	88.20% of CDI

December 31, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE	
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	43,420	43,420	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	378,595	393,387	100%	100% LIBOR 6M + 0.75% p.a.	85,50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	116,466	116,466	100%	2.18% p.a.	88,20% of CDI

(In thousands of Reais, except as otherwise stated)

In June 2018, the Company capitalized on the favorable window in the market to close in advance a forward swap transaction. The purpose was to guarantee an attractive cost of 92.59% of the CDI rate for the third tranche of the KfW/Finnvera foreign currency finance agreement. Disbursement took place on September 17, 2018, for a face amount of 40 million US Dollars.

In August 2018, the Company purchased US Dollar call options in the amount of US$100 million, with a strike price of R$4.00, in order to reduce the effects of foreign exchange variations on business contracts. The options were divided into nine maturity brackets worth US$11.1 million each (October 2018 to June 2019), and they were purchased for the initial amount of R$11.7 million, taking into account a reference spot price of R$3.7655 upon purchase. Due to the increase in US Dollar rates and a reduction in the risk exposure of business contracts, the Company settled the installments maturing in October 2018 and November 2018 in advance, for the price of R$5.6 million, considering a reference spot price of 4.157 at the time of the sale. In November 2018, considering the close maturity dates and the reduced risk exposure in commercial agreements, the Company settled in advance those maturing in December 2018 and in January and February 2019 in the amount of R$1.0 million. The options remaining matured on June 15, 2019. The Company did not have options transactions on September 30.

<u>Position showing the sensitivity analysis – effect of variations in the fair value of the swaps</u>

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on the results, as follows:

Description	2019	Probable Scenario	Possible Scenario	Remote Scenario
Debt in USD (Cisco and KFW)	474,284	474,284	795,552	661,368
A) Δ Aggregate debt variation			303,609	169,426
Fair value of the asset side of the swap	473,807	473,807	590,391	706,445
Fair value of the liability side of the swap	-404,030	-404,030	-403,453	-403,118
Swap result	69,776	69,776	186,938	303,327
B) Δ Aggregate swap variation			117,162	233,551
C) Final result (B-A)			186,448	-64,125

(In thousands of Reais, except as otherwise stated)

Given the characteristics of the derivative financial instruments of the subsidiaries, the Company's assumptions basically took into account the effects of: i) the variation in the CDI, ii) the variation of the LIBOR rate, and iii) the variation in the US Dollar rate used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario (current)	Possible scenario	Remote scenario
CDI	5.40%	6.75%	8.10%
LIBOR	2.06%	2.57%	3.08%
USD	4.1644	5.2055	6.2466

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge in separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries' derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding as at September 30, 2019 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

<u>Position showing gains and losses with derivatives in the period</u>

	09/2019
Net income from USD vs. CDI transactions	21,887

Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new shares or selling assets to reduce its level of indebtedness, for example.

(In thousands of Reais, except as otherwise stated)

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities
December 31, 2018	1,663,018	1,940,074	(69,790)
Adoption of IFRS 16/CPC 06 (R2)		5,256,114	-
Inflow	1,000,000	1,251,011	-
Financial charges	138,233	614,037	6,576
Foreign exchange rate variations, net	32,557	-	(28,463)
Payments	(600,017)	(1,170,032)	21,901
Remeasurement IAS 17 (i)		(390,995)	-
September 30, 2019	2,233,791	7,500,209	69,776

(i) As mentioned in Note 2.f, the Company decided to adopt the pronouncement IFRS 16/CPC 06(R2) – Lease, retroactively with the effect of the application as at January 1, 2019. Therefore, the lease previously classified as a financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and of the lease liability on the date of initial application of the standard, comprised the book value of the lease asset and of the lease liability immediately prior to the application of this new standard, in accordance with CPC 06 (IAS 17). However, for such leases, as determined by the new standard, the Company is required to become to measure the right-of-use asset and the lease liability as from the initial application based on the new standard. Thus, the lease previously measured in accordance with IAS 17/CPC 06 was remeasured as at March 30, 2019, specifically with respect to the exclusion of variable lease payments that depend on an index or a rate, given that the projected inflation took into account for the period of the agreements previously measured in accordance with IAS 17/CPC 06.

37. Insurance

The Company and its subsidiary have a policy for monitoring the risks inherent in their operations. Accordingly, as at September 30, 2019, the Company and its subsidiary had insurance coverage against operating risks, third-party liability and health, among others. The Management of the Company and of its subsidiary consider that the insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$ 39,885,448
General third-party liability - RCG	R$ 80,000
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages

38. Subsequent Events

On October 28, 2019, the Board of Directors of the Company approved the submission of a request for registration of TIM S.A. ("TSA") as an A-category, publicly held company with CVM (without a public offering of shares), in accordance with CVM Instruction No. 480/09, with due amendments to and consolidation of the Bylaws. The Company and TSA highlighted that they will not request the registration of Securities. Accordingly, this event should not be deemed as an announcement for a public offering of shares or other securities of the Company or TSA.

FISCAL COUNCIL'S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S ("EY"), for the period that ended on September 30th, 2019 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 5th, 2019.

WALMIR KESSELI
Chairman of the Fiscal Council

JARBAS T. BARSANTI RIBEIRO
Member of the Fiscal Council

ELIAS DE MATOS BRITO
Member of the Fiscal Council

STATUTORY OFFICERS' STATEMENT

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer), **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Information Officer), **Jaques Horn** (Legal Officer) and **Alberto Mario Griselli** (*Chief Revenue Officer*), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company's Financial Statements for the period ended on September 30st, 2019

Rio de Janeiro, November 5th, 2019.

PIETRO LABRIOLA
Chief Executive Officer

ADRIAN CALAZA
Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LEONARDO DE CARVALHO CAPDEVILLE
Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL
Business Support Officer

ALBERTO GRISELLI
Chief Revenue Officer

JAQUES HORN
Legal Officer

STATUTORY OFFICERS' STATEMENT

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer), **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Information Officer), **Jaques Horn** (Legal Officer) and **Alberto Mario Griselli** (*Chief Revenue Officer*), as Statutory Officers of TIM Participações S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company's Independent Auditors' Report regarding the Company's Financial Statements for the period ended on September 30st, 2019.

Rio de Janeiro, November 5th, 2019.

PIETRO LABRIOLA
Chief Executive Officer

ADRIAN CALAZA
Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LEONARDO DE CARVALHO CAPDEVILLE
Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL
Business Support Officer

ALBERTO GRISELLI
Chief Revenue Officer

JAQUES HORN
Legal Officer